UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 19, 2012

Mizuho Financial Group, Inc.

By:	/s/ Yasuhiro Sato
Name:	Yasuhiro Sato
Title:	President & CEO

Recent Developments

The following is a summary of significant business developments since March 31, 2011 relating to Mizuho Financial Group, Inc.

Operating Environment

We operate principally in Japan. Reviewing the recent economic environment, while the United States is experiencing a weak recovery, in Europe fiscal problems in certain countries are affecting the financial system and the real economy, and the uncertainty concerning European economic activity has clearly become significant and presents a risk of a downturn in the world economy, including developing countries which have been driving global economic growth in recent years. In Japan, the economy continues to recover slowly amid the prolonged severe economic environment reflecting the impact of the Great East Japan Earthquake, but the pace of the recovery has become weaker due mainly to the slowing recovery in overseas economies. As for the future direction of the Japanese economy, while there are positive factors such as the growing demand for restoring damaged capital assets, against the backdrop of various public policy measures, there are also several causes for concern, such as the effect of the fiscal problems in Europe, constraints of electricity shortages, aftermath of the nuclear disaster, appreciation of the yen and decline in stock prices, prolonged deflation and deterioration of the employment situation. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased by 0.2%, 1.7% and 0.7% in the first, second and third quarters of calendar 2011. While the Japanese Government’s monthly economic reports for April and May 2011 stated that the Japanese economy “shows weakness recently, due to the influence of the Great East Japan Earthquake,” the reports in June and July 2011 began to reflect a positive turn in the economic situation and stated that “upward movements are observed while difficulties continue to prevail due to the Great East Japan Earthquake.” The positive tone continued in August and September 2011, and the reports stated that “the Japanese economy is picking up while difficulties continue to prevail due to the Great East Japan Earthquake.” However, in October 2011, the report added that the pace of the economic improvement is decelerating.

•

In December 2009, the Bank of Japan announced that it would provide approximately ¥10 trillion in short-term funds to commercial banks at a low fixed rate in order to boost liquidity and recover stability in the financial markets and increased the amount to approximately ¥20 trillion and ¥30 trillion in March and August 2010, respectively. These measures were succeeded by an asset purchase program of approximately ¥35 trillion established by the Bank of Japan in October 2010, and it increased the amount of the asset purchase program, mainly for the purchase of risk assets, to approximately ¥40 trillion, ¥50 trillion and ¥55 trillion in March, August and October 2011, respectively. In June 2010, the Bank of Japan announced that it would introduce a fund-provisioning measure under which it would provide long-term funds to financial institutions at a low fixed rate in order to support the strengthening of the foundations for economic growth, and in June 2011, it also announced that it would establish a new line of credit to financial institutions for making equity investments and lending against liquid assets as collateral, in order to further encourage financial institutions’ efforts to support economic growth. In addition, the Bank of Japan’s target for the uncollateralized overnight call rate, which was reduced from 0.1% to “around 0 to 0.1%” in October 2010, has remained unchanged.

•

The yield on newly issued 10-year Japanese government bonds was 1.260% as of March 31, 2011 and decreased to 1.032% as of September 30, 2011. Thereafter, the yield decreased to 0.988% as of December 30, 2011.

•

The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 10.8% to ¥8,700.29 as of September 30, 2011 compared to March 31, 2011. Thereafter, the Nikkei Stock Average decreased to ¥8,455.35 as of December 30, 2011.

•

According to Teikoku Databank, a Japanese research institution, there were 5,726 corporate bankruptcies in Japan in the six months ended September 30, 2011, involving approximately ¥1.9 trillion in total liabilities, 5,745 corporate bankruptcies in the six months ended March 31, 2011, involving approximately ¥1.9 trillion in total liabilities, and 5,751 corporate bankruptcies in the six months ended September 30, 2010, involving approximately ¥2.6 trillion in total liabilities.

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥82.84 to $1.00 as of March 31, 2011 and strengthened to ¥76.70 to $1.00 as of September 30, 2011. After the intervention by the Bank of Japan in October 2011, the yen weakened to ¥78.81 to $1.00 as of October 31, 2011 and generally moved between the ¥76 level and the ¥78 level through the rest of the calendar year.

Developments Relating to Our Capital

We continue to pursue “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy. However, considering the ongoing global discussions with respect to capital, uncertainty over the economy and market trends, and other factors, we are placing a higher priority on “strengthening of stable capital base.”

Amid the ongoing global discussions on the revision of capital regulations, we aim to increase, as our medium-term target, our consolidated Tier 1 capital ratio (under Basel II) to 12% or above and our common equity capital ratio (under Basel III) as of March 31, 2013, when the new capital regulations are scheduled to be implemented, to the mid-8% level. The calculation of our common equity capital ratio includes the outstanding balance of the eleventh series class XI preferred stock that will be mandatorily convertible into common stock in July 2016. Meanwhile, details, such as the calculation method for the capital adequacy ratio under the new capital regulations, have yet to be determined. Therefore, our common equity capital ratio is the estimated figure that we calculated based on publicly-available materials that have been issued so far. See “—Capital Adequacy” for information regarding the capital regulations to which we are subject, including those under Basel III.

Developments Relating to Our Business

Global Corporate Group

We are implementing the following measures for domestic business:

•	Providing tailor-made loan origination and thoroughly following up on cross-border M&A deals to contribute to industry reorganization in Japan.

•	Rebuilding presence and solid business relationships with customers by providing financial services fully leveraging resources and expertise within the group.

•

Responding appropriately to the changing business environment by promoting initiatives that take advantage of our industrial expertise and business base with large corporate customers to perform our function as a financial institution in the course of restoration and reconstruction efforts relating to the Great East Japan Earthquake.

•	Collaborating with group securities companies by integrating their operations and shifting from deal-oriented collaboration to more comprehensive collaboration.

We are focusing on the following areas in international business:

•	Increasing business with non-Japanese blue-chip customers, diversifying revenue sources, and changing our business model to rely less heavily on loan business.

•

Enhancing our approach to Asian infrastructure-related business, particularly in the Asia/Oceania region where significant infrastructure investment is expected. We are also focusing on further strengthening ties with governments, international institutions and major corporations.

•

Taking actions to capture business related to customers’ cash flow. We are promoting cash transaction business, utilizing information on trade flows and settlement-related products, and strengthening offshore Renminbi business at major branches in Europe, the Americas and Asia.

Global Retail Group

We regard the current fiscal year as a year to aim for full-scale recovery, and we are focusing on the following initiatives in SME banking:

•

Increasing loan volume and promoting measures to increase main bank relationships by increasing loan volume and obtaining new customers, management of credit costs, increasing customer contact and reinforcing domestic remittance and foreign exchange businesses.

•	Implementation of efficient business promotion by standardizing marketing methods in accordance with the individual characteristics of each region and branch.

•	Promotion of constant and proactive marketing of proposed solutions for customers’ various management issues.

•	Expansion of overseas business with Japanese corporate customers, particularly in Asia, by strengthening collaborations with Mizuho Corporate Bank, Ltd.

In retail banking, we aim to increase top-line profits and drastically improve efficiency by implementing the following measures:

•	Expansion of customer base for investment products and enhancement of standardized marketing skills targeted for business owners.

•	Increase in loans to individuals through expansion of sales channels, including major housing developers and employees of corporate customers by strengthening collaboration with Mizuho Corporate Bank.

•	Strengthening fundamental business base, including capturing individual customers’ primary accounts by grasping their life events.

•

Further consolidation of operations with Mizuho Trust & Banking Co., Ltd., including installation of ATMs of Mizuho Bank, Ltd. in the offices of Mizuho Trust & Banking and further coordination of products and services.

•	Launching new business areas such as an alliance relating to the credit card business with China UnionPay as well as retail businesses in Indonesia and Vietnam.

Global Asset & Wealth Management Group

We are focusing on the following initiatives:

•	Increase in profitability by realizing “Mizuho Main Bank Project” which promotes business collaboration between Mizuho Bank and Mizuho Corporate Bank.

•	Reduction of costs through cost structure reform.

•

Coordination of group-wide business operations, including an increase in the number of Trust Lounges (joint offices with Mizuho Bank and Mizuho Investors Securities Co., Ltd.), enhancement of sales of trust products, such as money trusts, at Mizuho Bank, unification of ordinary accounts and ATM network with Mizuho Bank and establishment of an efficient operations framework and unification of operations by utilizing infrastructures and functions on a groupwide basis.

•	Improving the quality of products, services and operations, and providing highly-professional financial solutions.

Securities Subsidiaries

In July 2011, we announced that we determined the basic policies for conducting a merger between Mizuho Securities Co., Ltd. and Mizuho Investors Securities on the assumption that the merger will have been approved at the general meeting of shareholders of each company, and among other things, required filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries, and the two companies signed a memorandum of understanding for further consideration and discussion of the details. The merger is intended to enhance our retail securities business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through a single full-line securities company. We plan to conduct the merger during the second half of the fiscal year ending March 31, 2013.

In October 2011, Mizuho Securities announced that they determined to implement the “Business Foundation Restructuring Program,” and other measures, including a downsizing by approximately 700 personnel, in order to accelerate efforts to increase profitability.

Merger between Mizuho Bank and Mizuho Corporate Bank

In September 2011, we announced that we determined to achieve the goal of integration by merger, etc., between Mizuho Bank and Mizuho Corporate Bank and to proceed with further consideration and preparations of the details for actions toward such integration. In November 2011, we announced that we determined to conduct a merger between Mizuho Bank and Mizuho Corporate Bank by around the end of the first half of the fiscal year ending March 31, 2014, on the assumption that, among other things, filings will have been made to and permission obtained from the relevant authorities in Japan and any foreign countries, and signed a memorandum of understanding for further consideration and discussion of the details. In addition to the merger, we will consider the possibility of an integration that includes Mizuho Trust & Banking.

Purpose of the merger

Through a merger between Mizuho Bank and Mizuho Corporate Bank, we aim to become able to provide directly and promptly diverse and functional financial services to both Mizuho Bank and Mizuho Corporate Bank customers, utilizing the current “strengths” and “advantages” of Mizuho Bank and Mizuho Corporate Bank, and to continue to improve customer services by further enhancing our group collaboration among the banking, trust and securities functions. At the same time, we aim to realize further enhancement of the integration of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.

Synergy effects to be achieved by merger

We aim to establish a new corporate structure and corporate governance structure, with which we will be able to utilize the following functions most effectively as the only financial group in Japan with banks, trust banks and securities companies under one umbrella, and thereby to improve further customer convenience.

Through the merger, we will invigorate business activity through a coordinated approach to customers and developing financial know-how within the group. We will also strengthen integrated group-wide operations, through having the same executive officer/general manager be responsible for the respective management units of Mizuho Financial Group, Mizuho Bank and Mizuho Corporate Bank and through a group-wide business promotional structure, and downsize personnel (by 3,000 employees) by integrating the functions that are common across the group and improving productivity. We will also aim to decrease the number of management personnel by approximately 20% by the time of the merger. We believe the foregoing measures will result in synergy effects in the form of a positive impact on revenues and cost reductions. These measures are to be implemented to accelerate initiatives under the Transformation Program described below.

The Transformation Program (Aiming at Sustainable Growth)

In May 2010, we set our future vision to become the most trusted financial institution by our customers by focusing on the core function of a financial institution which is to contribute to social and economic development. In order to realize this vision, we will strive to further increase our corporate value through the implementation of the Transformation Program, which consists of the following initiatives:

•	Program for Improving Profitability: “Strengthen our competitive advantage”

We plan to strengthen growth of top-line profits through strategic allocation of management resources, reduce costs and pursue efficiency through a vigorous business review.

•	Program for Enhancing Financial Base: “Strengthen capital base and improve asset efficiency”

We plan to strengthen the quality and quantity of capital and improve our asset portfolio.

•	Program for Strengthening Front-line Business Capabilities: “Strengthen front-line business capabilities through improving efficiency and optimization”

We plan to downsize corporate management functions, improve efficiency of our business infrastructure, and strengthen our marketing front-line that engages in customer relations.

Each of these initiatives is described in more detail below.

Program for Improving Profitability

This program aims to establish competitive advantages through the strengthening of focused business areas and strategic allocation of management resources. The program consists of the following two parts:

Business strategy

We aim to strengthen top-line profits by thoroughly enhancing business areas where we have a competitive advantage and fields where growth potential is envisaged. In addition, we aim to strengthen fundamental profitability through capturing the various needs of our customers in and out of Japan as a strategic business partner while facilitating financing. We will focus on the following:

•	Strategic expansion in business areas where we have strengths, including the Tokyo Metropolitan Area and transactions with large corporate customers:

The Tokyo Metropolitan Area: Transactions with corporate customers

•	Strengthen initiatives for SME business through proposing comprehensive solutions in response to the management challenges of our customers; and

•	Strengthen initiatives for business-owner customers and blue-chip land and property owners and similar customers.

The Tokyo Metropolitan Area: Transactions with individual customers

•	Strengthen initiatives for loans to individuals, including housing loans (we made Orico an affiliate of ours in September 2010 in connection with this initiative);

•	Increase assets under management of individual customers through collaboration among banking, trust and securities functions; and

•	Improve the services and accessibility of the retail business of Mizuho Trust & Banking through utilization of Mizuho Bank’s network.

Transactions with large corporate customers

•	Proactively be involved in corporate customers’ business and financial strategies taken in response to changes in industrial structure.

•	Strengthening of initiatives for the “Asia” region which we believe has high growth potential:

Japanese customers

•	Provide various solutions for global strategies of our customers, including SMEs.

Non-Japanese customers

•	Pursue lending opportunities with blue-chip customers in response to their financial strategy needs; and

•	Enhance capabilities for our securities business.

•	Strengthening of asset management business, mainly targeting individual financial assets and pension assets:

Individuals

•	Increase market share based on balance of investment products (AUM) by increasing sales mainly through group collaboration.

Pension and related businesses

•	Strengthen initiatives primarily for corporate pensions and public corporations through share-up and share-in in existing commissioned pension trusts primarily among our main bank customers.

•

Provision of sophisticated financial solutions through seamless utilization of the full-line services of banking, trust and securities functions, and focus on global collaboration, M&A marketing and capital management solicitation.

Cost reduction through vigorous review of our businesses and reallocation of management resources to focused strategic business areas

We aim to reduce costs through unification and optimization of our group’s management infrastructure (general and administrative expenses of principal banking subsidiaries on a combined basis (Japanese GAAP): aim to decrease by approximately ¥50 billion compared with the fiscal year ended March 31, 2010) and reallocate management resources, such as human resources (approximately 1,000 staff), to strategic areas, such as the Tokyo Metropolitan Area and customer groups in Asia.

Program for Enhancing Financial Base

This program aims to strengthen the quality and quantity of capital and improve asset efficiency, including significant reduction of our equity portfolio. The program consists of the following two parts:

Strengthening of capital base

We aim to maintain our current priority on the strengthening of a stable capital base in light of on-going global discussions on the revision of capital regulations. We will focus on the following:

•	Accumulation of retained earnings through implementation of “Program for Improving Profitability;”

•	Implementation of appropriate capital management; and

•	Consideration of various measures in light of regulatory developments.

Improvement of asset portfolio

We aim to strategically reallocate risk-weighted assets together with improving our asset efficiency and further strengthening our risk management. We plan to:

•	Allocate risk-weighted assets to focused strategic business areas through thorough review of non-customer assets and low-return assets;

•	Aim to reduce our equity portfolio by ¥1 trillion compared with the balance as of March 31, 2010 on an acquisition cost basis (Japanese GAAP); and

•	Improve our asset quality and streamline our balance sheet.

Program for Strengthening Front-line Business Capabilities

This program aims to strengthen front-line business capabilities through downsizing and rationalization of corporate management functions and improving efficiency of our business infrastructure. The program consists of the following two parts:

Redeployment of personnel to the marketing front-line

We seek to consolidate and reorganize corporate planning and product functions of each of our group companies. We seek to strengthen our governing function, as a holding company, over the group, improve efficiency of management controls and expedite our decision making and deploy approximately 1,000 staff currently engaged mainly in corporate management functions to the marketing front-line through a unification of functions. We will focus on the following:

•	Unification of our group’s planning functions, including human resources, administration, IT systems and operations; and

•	Review and reorganization of overlapping functions in financial product areas at Mizuho Bank and Mizuho Corporate Bank.

Improvement of business infrastructure efficiency

We seek to facilitate consolidation of operational processing functions under the “consolidation and efficiency improvement policy.” At the same time, we seek to realize fundamental streamlining of cost structure with a focus on IT systems-related costs. We will focus on the following:

•	Unification of our group’s IT systems and operations units, such as budgeting functions, with the aim to maximize investment returns;

•

Pursuit of higher efficiency through consolidation of operations across group entities, including consolidation among operational centers and within joint branches of Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking; and

•	Facilitation of the unification of group-wide IT systems by releasing a new IT systems platform with the goal of lower future costs.

Others

The Impact of the Great East Japan Earthquake

On March 11, 2011, a magnitude 9.0 earthquake followed by large tsunamis caused catastrophic losses of life and property mainly in the Tohoku region of Japan. Nuclear power facilities in Fukushima were severely damaged by the earthquake and tsunamis which led to environmental contamination by radioactive materials originating from the damaged facilities. Economic activity was suppressed by the physical damage to capital assets in the Tohoku region, and disruptions to supply chains and distribution channels and the effects on industry and commerce of the lowered electricity supply capacity negatively affected economic activity over a much broader geographic scope. In August 2011, legislation regarding a compensation scheme for damages related to the nuclear accidents, including financial support for affected individuals as well as a supporting scheme for electric utilities that are subject to damage claims related to nuclear accidents was enacted. The Nuclear Damage Compensation Facilitation Corporation was established in September 2011 as part of the compensation scheme, and the emergency special business plan prepared pursuant to such legislation by the Nuclear Damage Compensation Facilitation Corporation and the electric utility that was significantly affected by the disaster was approved by the government in November, 2011. The plan includes a request for financial support by the Nuclear Damage Compensation Financial Corporation for the currently estimated damage amount of ¥1.1 trillion to be compensated by such electric utility as well as a request for all lenders to maintain their outstanding loan balance to such electric utility as of the time of approval of the plan until the approval of the comprehensive special business plan expected to be submitted this spring, although such request is not legally enforceable on the lenders. The details of support for such electric utility to be included in the comprehensive special business plan are still under debate.

We did not suffer any losses of employees and suffered only minimal property damage as a result of the earthquake, and the negative impact of the disaster on our financial results for the fiscal year ended March 31, 2011 was primarily impairment losses on a portion of our stock portfolio as a result of the declines in stock prices. The negative effects of an increase in credit costs and other factors related to the disaster on our financial results for such fiscal year and the six months ended September 30, 2011 were limited. However, there can be no assurance that we will not suffer losses in the future as uncertainty remains, including the outcome of the ongoing debates regarding support for the electric utility mentioned above and the treatment of its major debt and equity holders, including us.

Exposure to Troubled European Economies

In Europe, fiscal problems in certain countries are affecting the financial system and the real economy, and the uncertainty concerning European economic activity has clearly become significant and presents a risk of a downturn in the world economy. These countries include Greece, Ireland, Italy, Portugal and Spain. As of September 30, 2011, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries had no holdings of sovereign debt issued by these countries and a total of approximately $4.2 billion in exposure to obligors in such countries. The breakdown by country was as follows:

As of September 30, 2011
(in billions of US dollars)
Greece	$0.1
Ireland	0.7
Italy(2)	1.2
Portugal	0.4
Spain(2)	1.8

Total	$4.2

Notes:

(1)	Managerial accounting basis.
(2)	The obligors in Italy and Spain to which we had exposure consist mainly of highly rated large corporations.

Turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into Wholly-owned Subsidiaries

In March 2011, we announced the basic policies for turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries (collectively, the “transactions”) and signed a memorandum of understanding for further consideration and discussion of the details, including the method of the transactions. In April 2011, we and the relevant subsidiaries determined, at their respective meetings of the board of directors, to conduct the transactions by means of a share exchange and signed a share exchange agreement pursuant to the memorandum of understanding. We conducted each share exchange in September 2011. In connection with the transactions, we issued approximately 2,109 million new shares of common stock for use as consideration for the subsidiaries’ stock. While the transactions turned the three subsidiaries mentioned above, in which the group respectively had 69.85%, 59.20% and 53.98% interests immediately prior to the transactions, into wholly-owned subsidiaries, the transactions did not have a material effect on our results of operations for the six months ended September 30, 2011 in terms of a reduction in the deduction of net income attributable to noncontrolling interests because the transactions were consummated near the end of the period in September 2011. For further information on the impact of the share exchange transactions on our financial condition, see note 6 to our consolidated financial statements included elsewhere in this report.

In September 2011, The Norinchukin Bank, Mizuho Corporate Bank and Mizuho Securities entered into definitive agreements that expand areas of business cooperation, further enhance a collaborative relationship between Mizuho Securities and The Norinchukin Bank and maintain the capital relationship between Mizuho Securities and The Norinchukin Bank that existed before Mizuho Securities became a wholly-owned subsidiary. In accordance with such agreements, Mizuho Corporate Bank transferred to The Norinchukin Bank 5.34% of the outstanding shares of common stock of Mizuho Securities.

Japanese Tax Reforms

In December 2011, the Japanese government promulgated a package of tax reforms that includes the reducing of the effective corporate tax rate by approximately 5% and the imposition of a new limitation on net operating loss carryforwards. Separately, a law was promulgated that imposes an additional corporate tax during a three-year period to secure funds for reconstruction after the Great East Japan Earthquake that effectively offsets a portion of the foregoing tax reduction. We expect the tax reforms on a combined basis will have a one-time negative impact on our recognition of deferred tax assets in the fiscal year ending March 31, 2012 and thus negatively affect our net income for such period.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,		Increase (decrease)
	2010	2011
	(in billions of yen)
Interest and dividend income	¥741	¥706	¥(35)
Interest expense	236	208	(28)

Net interest income	505	498	(7)
Provision (credit) for loan losses	(5)	(7)	(2)

Net interest income after provision (credit) for loan losses	510	505	(5)
Noninterest income	840	622	(218)
Noninterest expenses	715	716	1

Income before income tax expense	635	411	(224)
Income tax expense	196	38	(158)

Net income	439	373	(66)
Less: Net income (loss) attributable to noncontrolling interests	16	(5)	(21)

Net income attributable to MHFG shareholders	¥423	¥378	¥(45)

Executive Summary

Net interest income decreased by ¥7 billion, or 1.4%, from the six months ended September 30, 2010 to ¥498 billion in the six months ended September 30, 2011 due to a decrease in interest and dividend income of ¥35 billion, offset in part by a decrease in interest expense of ¥28 billion. The decrease in interest and dividend income was due mainly to decreases in interest and dividend income from investments, loans and trading account assets. The decrease in interest and dividend income from investments was due mainly to a decline in average yields, reflecting general decline in interest rate levels, offset in part by an increase in average balance of domestic investments. The decrease in interest income from loans was due mainly to a decline in average yields and a decrease in the average balance of domestic loans, offset in part by an increase in the average balance of foreign loans. The decrease in interest income from trading account assets was due mainly to a decline in average yields. The decrease in interest expense was due mainly to decreases in interest expenses on deposits, short-term borrowings and long-term debt. These decreases in interest expense were due mainly to decreases in average interest rates on these liabilities, reflecting a general decline in interest rate levels. Credit for loan losses increased by ¥2 billion, or 40.0%, from the six months ended September 30, 2010 to ¥7 billion in the six months ended September 30, 2011.

Noninterest income decreased by ¥218 billion, or 26.0%, from the six months ended September 30, 2010 to ¥622 billion in the six months ended September 30, 2011 due mainly to a decrease in trading account gains—net of ¥140 billion and investment losses—net of ¥40 billion in the six months ended September 30, 2011, compared to investment gains—net of ¥80 billion in the corresponding period in the previous year, offset in part by an increase in foreign exchange gains—net of ¥44 billion. The decrease in trading account gains—net was due mainly to a decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP. The change in investment gains (losses) was due mainly to investment losses related to equity securities, compared to investment gains related to equity securities in the corresponding period in the previous fiscal year, and a decrease in investment gains related to bonds. The change in investment gains (losses) related to equity securities was due mainly to an increase in impairment losses on equity securities as a result of declines in market prices. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds. The increase in foreign exchange gains—net was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2011.

Noninterest expenses increased by ¥1 billion, or 0.1%, from the six months ended September 30, 2010 to ¥716 billion in the six months ended September 30, 2011 due mainly to an increase in salaries and employee benefits, offset in part by decreases in general and administrative expenses and impairment of goodwill. The increase in salaries and employee benefits was due mainly to the effect of increased employee retirement benefit expenses as a result of a decrease in expected return on plan assets and an increase in amortization of net actuarial loss. The decrease in general and administrative expenses was due mainly to the reduction of outsourcing costs, IT-related costs and rents. The decrease in impairment of goodwill was due to the absence of impairment of goodwill incurred in the six months ended September 30, 2010 as a result of the carrying amount of Mizuho Investors Securities exceeding its fair value.

As a result of the foregoing, income before income tax expense decreased by ¥224 billion, or 35.3%, from the six months ended September 30, 2010 to ¥411 billion in the six months ended September 30, 2011. Income tax expense decreased by ¥158 billion, or 80.6%, from the six months ended September 30, 2010 to ¥38 billion in the six months ended September 30, 2011. The decrease in income tax expense was due mainly to a decrease in deferred tax expense of ¥168 billion, or 90.8%, from the six months ended September 30, 2010 to ¥17 billion in the six months ended September 30, 2011. Net income decreased by ¥66 billion, or 15.0%, from the six months ended September 30, 2010 to ¥373 billion in the six months ended September 30, 2011. We had net loss attributable to noncontrolling interests of ¥5 billion in the six months ended September 30, 2011 compared to net income attributable to noncontrolling interests of ¥16 billion in the corresponding period in the previous fiscal year.

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥45 billion, or 10.6%, from the corresponding period in the previous fiscal year to ¥378 billion in the six months ended September 30, 2011.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,						Increase (decrease)
	2010			2011
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥1,852	¥4	0.40%	¥4,648	¥9	0.37%	¥2,796	¥5	(0.03)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	14,183	25	0.35	15,137	22	0.29	954	(3)	(0.06)
Trading account assets	17,195	105	1.22	16,902	94	1.11	(293)	(11)	(0.11)
Investments	38,173	129	0.67	41,075	116	0.56	2,902	(13)	(0.11)
Loans	63,594	478	1.50	63,452	465	1.46	(142)	(13)	(0.04)

Total interest-earning assets	134,997	741	1.09	141,214	706	1.00	6,217	(35)	(0.09)

Deposits	75,152	71	0.19	76,658	64	0.17	1,506	(7)	(0.02)
Debentures	1,344	4	0.59	156	0	0.43	(1,188)	(4)	(0.16)
Short-term borrowings(1)	33,949	44	0.26	37,396	37	0.19	3,447	(7)	(0.07)
Trading account liabilities	4,543	20	0.86	4,897	15	0.60	354	(5)	(0.26)
Long-term debt	8,545	97	2.26	8,885	92	2.06	340	(5)	(0.20)

Total interest-bearing liabilities	123,533	236	0.38	127,992	208	0.32	4,459	(28)	(0.06)

Net	¥11,464	¥505	0.71	¥13,222	¥498	0.68	¥1,758	¥(7)	(0.03)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Interest and dividend income decreased by ¥35 billion, or 4.7%, from the six months ended September 30, 2010 to ¥706 billion in the six months ended September 30, 2011 due mainly to a decrease in interest and dividend income from investments, loans and trading account assets. The decrease in interest and dividend income from investments was due mainly to a decline in the average yields reflecting a general decline in interest rate levels, offset in part by an increase in the average balance of domestic investments, which was due mainly to an increase in the balance of Japanese government bonds. The decrease in interest income from loans was due mainly to a decline in the average yields reflecting a general decline in interest rate levels and a decrease in the average balance of domestic loans, offset in part by an increase in the average balance of foreign loans. The decrease in interest income from trading account assets was due mainly to a decline in the average yields reflecting a general decline in interest rate levels. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥62 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥27 billion, resulting in the ¥35 billion decrease in interest and dividend income.

Interest expense decreased by ¥28 billion, or 11.9%, from the six months ended September 30, 2010 to ¥208 billion in the six months ended September 30, 2011 due mainly to a decrease in interest expense on deposits, short-term borrowings and long-term debt. These decreases in interest expense were due mainly to decreases in average interest rates on these liabilities, reflecting a general decline in interest rate levels. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥45 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥17 billion, resulting in the ¥28 billion decrease in interest expense.

The decline of 0.04% in the average yield on loans in the six months ended September 30, 2011 compared to the six months ended September 30, 2010 was larger than the decline of 0.02% in the average rate on interest-bearing deposits over the same period. This was mainly because there was little room for further decline in yields on domestic deposits resulting in a difference between the decline in the average yield on loans and that on deposits.

As a result of the foregoing, net interest income decreased by ¥7 billion, or 1.4%, from the six months ended September 30, 2010 to ¥498 billion in the six months ended September 30, 2011. Average interest rate spread declined by 0.03% to 0.68% due mainly to declines in average yields on investments, loans and trading account assets, which more than offset the effect of declines in average interest rates on short-term borrowings, long-term debt and deposits, all of which reflects a general decline in interest rate levels.

Provision (Credit) for Loan Losses

Credit for loan losses increased by ¥2 billion, or 40.0%, from the six months ended September 30, 2010 to ¥7 billion in the six months ended September 30, 2011. The credit for loan losses was due mainly to improved obligor classifications mainly through our credit management activities, including business revitalization support for borrowers. See “—Financial Condition—Loans—Provision (credit) for loan losses.”

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,		Increase (decrease)
	2010	2011
	(in billions of yen)
Fees and commissions:
Fees and commissions from securities-related business	¥61	¥59	¥(2)
Fees and commissions from remittance business	54	53	(1)
Fees and commissions from deposits, debentures and lending business	48	42	(6)
Trust fees	23	23	0
Fees for other customer services	100	98	(2)

Total fees and commissions income	286	275	(11)

Foreign exchange gains (losses)—net	24	68	44
Trading account gains (losses)—net	399	259	(140)
Investment gains (losses)—net	80	(40)	(120)
Investment gains (losses) related to bonds	57	30	(27)
Investment gains (losses) related to equity securities	16	(54)	(70)
Others	7	(16)	(23)
Gains on disposal of premises and equipment	6	10	4
Other noninterest income	45	50	5

Total noninterest income	¥840	¥622	¥(218)

Noninterest income decreased by ¥218 billion, or 26.0%, from the six months ended September 30, 2010 to ¥622 billion in the six months ended September 30, 2011. The decrease was due mainly to a decrease of ¥140 billion in trading account gains—net and investment losses—net of ¥40 billion in the six months ended September 30, 2011, compared to investment gains—net of ¥80 billion in the corresponding period in the previous year, offset in part by an increase of ¥44 billion in foreign exchange gains—net.

Trading Account Gains (Losses)—Net

Trading account gains—net decreased by ¥140 billion, or 35.1%, from the six months ended September 30, 2010 to ¥259 billion in the six months ended September 30, 2011. The decrease was due mainly to a decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP.

Investment Gains (Losses)—Net

Investment gains (losses)—net was a loss of ¥40 billion in the six months ended September 30, 2011 compared to a gain of ¥80 billion in the corresponding period in the previous year. The change was due mainly to investment losses related to equity securities of ¥54 billion recorded in the six months ended September 30, 2011, compared to investment gains related to equity securities of ¥16 billion in the corresponding period in the previous fiscal year as well as a decrease in investment gains related to bonds of ¥27 billion, or 47.4%, from the six months ended September 30, 2010 to ¥30 billion in the six months ended September 30, 2011. The change in investment gains (losses) related to equity securities was due mainly to an increase in impairment losses on equity securities as a result of decline in stock market prices for the six months ended September 30, 2011. The decrease in investment gain related to bonds was due mainly to a decrease in gains on sales of bonds for the six months ended September 30, 2011, which reflected how the decline in market interest rates during the six months ended September 30, 2011 was not as large as the corresponding period in the previous fiscal year.

Foreign Exchange Gains (Losses)—Net

Foreign exchange gains—net increased by ¥44 billion, or 183.3%, from the six months ended September 30, 2010 to ¥68 billion in the six months ended September 30, 2011. The increase was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2011.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,		Increase (decrease)
	2010	2011
	(in billions of yen)
Salaries and employee benefits	¥280	¥291	¥11
General and administrative expenses	246	239	(7)
Impairment of goodwill	7	—	(7)
Occupancy expenses	84	80	(4)
Fees and commission expenses	52	57	5
Provision (credit) for losses on off-balance-sheet instruments	(8)	(10)	(2)
Other noninterest expenses	54	59	5

Total noninterest expenses	¥715	¥716	¥1

Noninterest expenses increased by ¥1 billion, or 0.1%, from the six months ended September 30, 2010 to ¥716 billion in the six months ended September 30, 2011. This increase was due mainly to an increase of ¥11 billion in salaries and employee benefits, offset in part by decreases of ¥7 billion in general and administrative expenses and ¥7 billion in impairment of goodwill.

Salaries and Employee Benefits

Salaries and employee benefits increased by ¥11 billion, or 3.9%, from the six months ended September 30, 2010 to ¥291 billion in the six months ended September 30, 2011 due mainly to the effect of increased employee retirement benefit expenses as a result of a decrease in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment, including stock market conditions, at the beginning of the fiscal period, and an increase in amortization of net actuarial loss, which primarily reflects past declines in the value of plan assets.

General and Administrative Expenses

General and administrative expenses decreased by ¥7 billion, or 2.8%, from the six months ended September 30, 2010 to ¥239 billion in the six months ended September 30, 2011. The decrease was due mainly to the reduction of outsourcing costs, IT-related costs and rents.

Impairment of Goodwill

We did not record impairment of goodwill in the six months ended September 30, 2011. Impairment of goodwill of ¥7 billion was incurred in the six months ended September 30, 2010 due to the carrying amount of Mizuho Investors Securities exceeding its fair value as a result of a decrease in the market price of common stock of Mizuho Investors Securities.

Income Tax Expense

Income tax expense decreased by ¥158 billion, or 80.6%, from the six months ended September 30, 2010 to ¥38 billion in the six months ended September 30, 2011. The decrease was due mainly to a decrease in deferred tax expense of ¥168 billion, or 90.8%, from the six months ended September 30, 2010 to ¥17 billion in the six months ended September 30, 2011. The decrease in deferred tax expense was mainly because the decrease of the realizability of future tax benefits based on net unrealized gains on available-for-sale securities in the six months ended September 30, 2011 was smaller than that in the six months ended September 30, 2010.

	Six months ended September 30,		Increase (decrease)
	2010	2011
	(in billions of yen)
Income before income tax expense	¥635	¥411	¥(224)
Income tax expense	196	38	(158)
Current tax expense	11	21	10
Deferred tax expense	185	17	(168)

Net income	439	373	(66)
Less: Net income (loss) attributable to noncontrolling interests	16	(5)	(21)

Net income attributable to MHFG shareholders	¥423	¥378	¥(45)

Net Income (Loss) Attributable to Noncontrolling Interests

We had net loss attributable to noncontrolling interests of ¥5 billion in the six months ended September 30, 2011 compared to net income attributable to noncontrolling interests of ¥16 billion in the corresponding period in the previous fiscal year. The change was due mainly to the allocation of losses incurred by our securities subsidiaries in the six months ended September 30, 2011 which recorded gains in the corresponding period in the previous fiscal year.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥45 billion, or 10.6%, from the corresponding period in the previous fiscal year to ¥378 billion in the six months ended September  30, 2011.

Business Segments Analysis

The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” following internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 16 to our consolidated financial statements included elsewhere in this report.

We manage our business portfolio through three Global Groups: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. We divide the businesses of each of Mizuho Corporate Bank and Mizuho Bank into three reportable segments based on customer characteristics and functions. Reportable segments of

Mizuho Corporate Bank are: domestic; international; and trading and others. Reportable segments of Mizuho Bank are: retail banking; corporate banking; and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities, but includes Mizuho Securities’ subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also includes elimination of transactions between companies within the Global Corporate Group.

The Global Retail Group

Mizuho Bank

Mizuho Bank is the main operating company of the Global Retail Group. Mizuho Bank provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branches and ATM network.

Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Mizuho Bank’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Bank.

Mizuho Investors Securities

Mizuho Investors Securities offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

Others

This segment consists of Mizuho Bank’s subsidiaries other than Mizuho Investors Securities. These subsidiaries, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group. This segment also includes elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Others

This segment includes companies other than Mizuho Trust & Banking that are a part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd., which is an equity-method affiliate, and Mizuho Private Wealth Management Co., Ltd. They offer products and services related to trust and custody, asset management and private banking. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc. and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments is derived from our internal management reporting system.

Results of Operation by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2011 were ¥990.5 billion, a decrease of ¥106.2 billion compared to the six months ended September 30, 2010. Consolidated general and administrative expenses (excluding non-recurring expenses) for the six months ended September 30, 2011 were ¥598.8 billion, an increase of ¥6.1 billion compared to the six months ended September 30, 2010. Consolidated net business profits for the six months ended September 30, 2011 were ¥351.4 billion, a decrease of ¥113.6 billion compared to the six months ended September 30, 2010.

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the six months ended September 30, 2010 and 2011:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2010:
Gross profits:
Net interest income (expenses)	¥88.5	¥41.7	¥74.6	¥204.8	¥(4.5)	¥30.1	¥230.4
Net noninterest income	55.8	22.9	113.7	192.4	95.6	33.1	321.1

Total	144.3	64.6	188.3	397.2	91.1	63.2	551.5
General and administrative expenses	44.9	32.8	38.8	116.5	80.7	38.1	235.3
Others	—	—	—	—	—	(28.3)	(28.3)

Net business profits (loss)	¥99.4	¥31.8	¥149.5	¥280.7	¥10.4	¥(3.2)	¥287.9

Six months ended September 30, 2011:
Gross profits:
Net interest income (expenses)	¥83.4	¥44.7	¥61.9	¥190.0	¥(2.9)	¥40.2	¥227.3
Net noninterest income	57.8	29.8	70.1	157.7	63.8	23.0	244.5

Total	141.2	74.5	132.0	347.7	60.9	63.2	471.8
General and administrative expenses	44.8	32.3	39.7	116.8	76.8	35.6	229.2
Others	—	—	—	—	—	(26.3)	(26.3)

Net business profits (loss)	¥96.4	¥42.2	¥92.3	¥230.9	¥(15.9)	¥1.3	¥216.3

Six months ended September 30, 2011 compared to six months ended September 30, 2010

Gross profits for Mizuho Corporate Bank for the six months ended September 30, 2011 were ¥347.7 billion, a decrease of ¥49.5 billion, or 12.5%, compared to the six months ended September 30, 2010. The decrease was due mainly to a decrease in gross profits from trading and others of ¥56.3 billion, reflecting a decrease in profits from asset-and-liability management operations which showed a relatively strong performance during the six months ended September 30, 2010. In addition, there was a decrease in gross profits from domestic operations of ¥3.1 billion reflecting a decrease in interest income, which was offset in part by an increase in noninterest income attributable mainly to our involvement in profitable transactions related to our investment banking and syndicated loan businesses. These decreases were offset in part by an increase in gross profits from international operations of ¥9.9 billion, reflecting increases in both interest and noninterest income mainly in Asia and the Americas.

General and administrative expenses of Mizuho Corporate Bank for the six months ended September 30, 2011 increased by ¥0.3 billion, or 0.3%, compared to the six months ended September 30, 2010 to ¥116.8 billion due mainly to an increase in expenses related to employee retirement benefits, which was offset in part by our group-wide cost reduction efforts.

Mizuho Securities recorded a net business loss of ¥15.9 billion for the six months ended September 30, 2011, compared to net business profits of ¥10.4 billion in the six months ended September 30, 2010, due mainly to a decrease in fee income reflecting to depressed market conditions as well as a decrease in the number of profitable transactions in which the investment banking division was involved.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the six months ended September 30, 2011 decreased by ¥71.6 billion, or 24.9%, compared to the six months ended September 30, 2010 to ¥216.3 billion.

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the six months ended September 30, 2010 and 2011:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2010:
Gross profits:
Net interest income	¥123.1	¥133.5	¥29.3	¥285.9	¥0.3	¥21.1	¥307.3
Net noninterest income	16.2	62.8	56.8	135.8	24.4	3.3	163.5

Total	139.3	196.3	86.1	421.7	24.7	24.4	470.8
General and administrative expenses	120.8	112.7	45.9	279.4	20.3	4.2	303.9
Others	—	—	—	—	—	(8.0)	(8.0)

Net business profits	¥18.5	¥83.6	¥40.2	¥142.3	¥4.4	¥12.2	¥158.9

Six months ended September 30, 2011:
Gross profits:
Net interest income	¥121.3	¥128.6	¥22.7	¥272.6	¥0.4	¥18.7	¥291.7
Net noninterest income	15.4	58.2	36.0	109.6	21.0	4.4	135.0

Total	136.7	186.8	58.7	382.2	21.4	23.1	426.7
General and administrative expenses	120.1	110.3	45.9	276.3	20.5	6.3	303.1
Others	—	—	—	—	—	(7.4)	(7.4)

Net business profits	¥16.6	¥76.5	¥12.8	¥105.9	¥0.9	¥9.4	¥116.2

Six months ended September 30, 2011 compared to six months ended September 30, 2010

Gross profits for Mizuho Bank for the six months ended September 30, 2011 decreased by ¥39.5 billion, or 9.4%, from the six months ended September 30, 2010 to ¥382.2 billion. The decrease was due mainly to a decrease in gross profits from trading and others of ¥27.4 billion, reflecting a decrease in profits from asset-and-liability management operations which showed a relatively strong performance during the six months ended September 30, 2010. Gross profits from corporate banking also decreased by ¥9.5 billion, reflecting a decrease in loan interest income due to weak demand for loans and a decrease in noninterest income due to a decline in income from our solutions business. In addition, gross profits from retail banking also decreased by ¥2.6 billion reflecting a decrease in deposit income, as a result of a decline in market interest rates, which was offset in part by an increase in loan interest income.

General and administrative expenses for Mizuho Bank for the six months ended September 30, 2011 decreased by ¥3.1 billion, or 1.1%, compared to the six months ended September 30, 2010 to ¥276.3 billion due mainly to our group-wide cost reduction efforts, which more than offset an increase in expenses related to employee retirement benefits.

Mizuho Investors Securities recorded net business profits of ¥0.9 billion for the six months ended September 30, 2011, a decrease of ¥3.5 billion compared to the six months ended September 30, 2010 due mainly to a decrease in fees and commissions income reflecting the depressed market conditions.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the six months ended September 30, 2011 decreased by ¥42.7 billion, or 26.9%, compared to the six months ended September 30, 2010 to ¥116.2 billion.

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2010 and 2011:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Six months ended September 30, 2010(1):
Gross profits(2):
Net interest income	¥20.3	¥0.5	¥20.8
Net noninterest income	41.8	22.2	64.0

Total	62.1	22.7	84.8
General and administrative expenses	40.0	20.0	60.0
Others	—	(0.9)	(0.9)

Net business profits	¥22.1	¥1.8	¥23.9

Six months ended September 30, 2011(1):
Gross profits(2):
Net interest income	¥21.4	¥0.5	¥21.9
Net noninterest income	40.9	23.5	64.4

Total	62.3	24.0	86.3
General and administrative expenses	39.6	19.9	59.5
Others	—	(0.9)	(0.9)

Net business profits	¥22.7	¥3.2	¥25.9

Notes:

(1)	Certain items in expenses regarding stock transfer agency business and pension management business, which had previously been recorded as “general and administrative expenses,” are recorded within “gross profits” beginning with this interim period, from the standpoint that we should disclose our financial information which reflects economic conditions more clearly in a manner that strictly matches expenses and profits, after turning Mizuho Trust & Banking into a wholly-owned subsidiary of ours. For ease of comparison, the same change has been made for the six months ended September 30, 2010 in the above table.
(2)	Before credit-related costs for trust accounts.

Six months ended September 30, 2011 compared to six months ended September 30, 2010

Gross profits for Mizuho Trust & Banking for the six months ended September 30, 2011 increased by ¥0.2 billion, or 0.3%, from the six months ended September 30, 2010 to ¥62.3 billion. The increase was due mainly to an increase in net interest income consisting of profits in treasury operations, which more than offset a decrease in noninterest income reflecting decreased income from the real estate businesses due to depressed market conditions caused by the Great East Japan Earthquake.

General and administrative expenses for Mizuho Trust & Banking decreased by ¥0.4 billion, or 1.0%, compared to the six months ended September 30, 2010 to ¥39.6 billion due mainly to our group-wide cost reduction efforts, which more than offset an increase in expenses related to employee retirement benefits.

As a result mainly of the foregoing, net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2011 increased by ¥2.0 billion, or 8.4%, compared to the six months ended September 30, 2010 to ¥25.9 billion.

Financial Condition

Assets

Our assets as of March 31, 2011 and September 30, 2011 were as follows:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
	(in billions of yen)
Cash and due from banks	¥1,884	¥1,031	¥(853)
Interest-bearing deposits in other banks	8,240	5,254	(2,986)
Call loans and funds sold	382	270	(112)
Receivables under resale agreements	7,467	7,511	44
Receivables under securities borrowing transactions	6,541	6,119	(422)
Trading account assets	28,106	31,439	3,333
Investments	40,704	42,071	1,367
Loans	64,690	63,771	(919)
Allowance for loan losses	(735)	(698)	37

Loans, net of allowance	63,955	63,073	(882)
Premises and equipment—net	1,114	1,087	(27)
Due from customers on acceptances	74	85	11
Accrued income	238	223	(15)
Goodwill	8	8	0
Intangible assets	76	73	(3)
Deferred tax assets	855	865	10
Other assets	2,342	2,968	626

Total assets	¥161,986	¥162,077	¥91

Total assets as of September 30, 2011 were generally unchanged compared to those as of the end of the previous fiscal year due mainly to increases of ¥3,333 billion in trading account assets, primarily Japanese government bonds, and ¥1,367 billion in investments, offset by decreases of ¥2,986 billion in interest-bearing deposits in other banks, which had increased as of the end of the previous fiscal year as a result of funds-supplying operations of the Bank of Japan with a view to ensuring financial market stability after the Great East Japan Earthquake, ¥882 billion in loans, net of allowance, and ¥853 billion in cash and due from banks.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2011 and September 30, 2011:

	As of				Increase (decrease)
	March 31, 2011		September 30, 2011
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,617	11.8%	¥7,641	12.0%	¥24	0.2%
Construction and real estate	7,308	11.3	7,178	11.2	(130)	(0.1)
Services	4,287	6.6	4,277	6.7	(10)	0.1
Wholesale and retail	5,314	8.2	5,157	8.1	(157)	(0.1)
Transportation and communications	3,228	5.0	3,265	5.1	37	0.1
Banks and other financial institutions	3,908	6.0	3,606	5.6	(302)	(0.4)
Government and public institutions	7,154	11.0	6,186	9.7	(968)	(1.3)
Other industries(1)	3,759	5.8	3,726	5.8	(33)	0.0
Individuals	12,181	18.8	11,980	18.8	(201)	0.0
Mortgage loans	11,436	17.7	11,237	17.6	(199)	(0.1)
Other	745	1.1	743	1.2	(2)	0.1

Total domestic	54,756	84.5	53,016	83.0	(1,740)	(1.5)
Foreign:
Commercial and industrial	6,965	10.8	7,347	11.5	382	0.7
Banks and other financial institutions	2,588	4.0	2,958	4.7	370	0.7
Government and public institutions	453	0.7	464	0.7	11	0.0
Other(1)	9	0.0	68	0.1	59	0.1

Total foreign	10,015	15.5	10,837	17.0	822	1.5

Subtotal	64,771	100.0%	63,853	100.0%	(918)	—

Less: Unearned income and deferred loan fees—net	(81)		(82)		(1)

Total loans before allowance for loan losses	¥64,690		¥63,771		¥(919)

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated VIEs.

Total loans before allowance for loan losses decreased by ¥919 billion from March 31, 2011 to ¥63,771 billion as of September 30, 2011. Domestic loans decreased by ¥1,740 billion to ¥53,016 billion due primarily to decreases in loans to government and public institutions attributable mainly to loans to the Japanese government and almost all of the other industries attributable mainly to loans to large corporate borrowers.

Loans to foreign borrowers increased by ¥822 billion from the end of the previous fiscal year to ¥10,837 billion as of September 30, 2011. The increase in foreign loans was due primarily to increases in loans to commercial and industrial borrowers and banks and other financial institutions, mainly in Asia and the Americas, offset in part by the translation impact of the strengthening of the Japanese yen.

Within our loan portfolio, loans to domestic borrowers decreased from 84.5% to 83.0% while loans to foreign borrowers increased from 15.5% to 17.0%.

Impaired Loans

The following table shows our impaired loans as of March 31, 2011 and September 30, 2011 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2011		September 30, 2011
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥309	4.1%	¥298	3.9%	¥ (11)	(0.2)%
Construction and real estate	265	3.6	227	3.2	(38)	(0.4)
Services	108	2.5	125	2.9	17	0.4
Wholesale and retail	177	3.3	193	3.7	16	0.4
Transportation and communications	54	1.7	58	1.8	4	0.1
Banks and other financial institutions	3	0.1	10	0.3	7	0.2
Other industries	1	0.0	5	0.1	4	0.1
Individuals	290	2.4	276	2.3	(14)	(0.1)

Total domestic	1,207	2.2	1,192	2.2	(15)	0.0
Foreign	116	1.2	134	1.2	18	0.0

Total impaired loans	¥1,323	2.0	¥1,326	2.1	¥3	0.1

Impaired loans increased by ¥3 billion, or 0.2%, from March 31, 2011 to ¥1,326 billion as of September 30, 2011. Domestic impaired loans decreased by ¥15 billion due mainly to decreases in construction and real estate, as a result of improved obligor classifications mainly through our credit management activities, including business revitalization support for borrowers, amid a slowly improving domestic economic environment, and in individuals, offset in part by increases in services and wholesale and retail. Foreign impaired loans increased by ¥18 billion amid the uncertain global economy.

The percentage of impaired loans to gross total loans increased from 2.0% as of March 31, 2011 to 2.1% as of September 30, 2011. The percentage of impaired loans net of allowance to gross total loans net of allowance increased from 0.92% as of March 31, 2011 to 0.99% as of September 30, 2011.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2011 and September 30, 2011:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥334	¥338	¥4
Allowance for loan losses on other loans (B)	401	360	(41)

Total allowance for loan losses (C)	735	698	(37)
Impaired loans requiring an allowance for loan losses (D)	1,028	1,040	12
Impaired loans not requiring an allowance for loan losses (E)	295	286	(9)
Other loans (F)	63,448	62,527	(921)

Gross total loans (G)	¥64,771	¥63,853	¥(918)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	32.45%	32.52%	0.07%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.63	0.58	(0.05)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.13	1.09	(0.04)

Allowance for loan losses decreased by ¥37 billion from March 31, 2011 to ¥698 billion as of September 30, 2011. This decrease was due to a decrease of ¥41 billion in the allowance for loan losses on other loans, primarily as a result of improved obligor classifications over a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, against the backdrop of a slowly improving domestic economic environment, offset in part by an increase of ¥4 billion in the allowance for loan losses on impaired loans. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.04% to 1.09%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 0.07% to 32.52%.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2010 and 2011:

	Six months ended September 30,		Increase (decrease)
	2010	2011
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥880	¥735	¥(145)
Provision (credit) for loan losses	(5)	(7)	(2)
Charge-offs	57	39	(18)
Recoveries	20	20	0

Net charge-offs	37	19	(18)
Others(1)	(12)	(11)	1

Balance at end of six-month period	¥826	¥698	¥(128)

Note:

(1)	“Others” include primarily foreign exchange translation.

Credit for loan losses increased by ¥2 billion from the six months ended September 30, 2010 to ¥7 billion in the six months ended September 30, 2011. The credit for loan losses was due mainly to improved obligor classifications mainly through our credit management activities, including business revitalization support for borrowers.

Charge-offs decreased by ¥18 billion from the six months ended September 30, 2010 to ¥39 billion for the six months ended September 30, 2011, in an environment where the number of domestic bankruptcies was at a low level compared to that in recent years, and recoveries in the six months ended September 30, 2011 were at the same level compared to those in the corresponding period ended September 30, 2010.

Investments

The majority of our investments are available-for-sale securities, which as of March 31, 2011 and September 30, 2011 were as follows:

	As of						Increase (decrease)
	March 31, 2011			September 30, 2011
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥35,756	¥35,716	¥(40)	¥37,097	¥37,151	¥54	¥1,341	¥1,435	¥94
Japanese government bonds	29,280	29,213	(67)	30,853	30,859	6	1,573	1,646	73
Other than Japanese government bonds	6,476	6,503	27	6,244	6,292	48	(232)	(211)	21
Equity securities (marketable)	1,919	2,833	914	1,839	2,559	720	(80)	(274)	(194)

Total	¥37,675	¥38,549	¥874	¥38,936	¥39,710	¥774	¥1,261	¥1,161	¥(100)

Available-for-sale securities increased by ¥1,161 billion from March 31, 2011 to ¥39,710 billion as of September 30, 2011. This increase was due primarily to an increase in medium- to long-term Japanese government bonds with relatively shorter remaining periods to maturity for the purpose of earning interest income, offset in part by a decrease in equity securities due mainly to the decline in Japanese stock prices as of September 30, 2011 compared to those as of March 31, 2011. See note 3 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥853 billion from March 31, 2011 to ¥1,031 billion as of September 30, 2011. The decrease was due to net cash used in operating activities of ¥2,107 billion and net cash used in financing activities of ¥48 billion, offset in part by net cash provided by investing activities of ¥1,309 billion.

Liabilities

The following table shows our liabilities as of March 31, 2011 and September 30, 2011:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
	(in billions of yen)
Deposits	¥89,216	¥88,962	¥(254)
Debentures	741	26	(715)
Due to trust accounts	629	539	(90)
Call money and funds purchased	5,095	5,426	331
Payables under repurchase agreements	11,498	11,292	(206)
Payables under securities lending transactions	5,608	8,811	3,203
Commercial paper	202	208	6
Other short-term borrowings	14,949	11,335	(3,614)
Trading account liabilities	16,696	18,090	1,394
Bank acceptances outstanding	74	85	11
Income taxes payable	16	21	5
Deferred tax liabilities	13	13	0
Accrued expenses	181	172	(9)
Long-term debt	8,953	8,565	(388)
Other liabilities	4,079	4,352	273

Total liabilities	¥157,950	¥157,897	¥(53)

Total liabilities as of September 30, 2011 were generally unchanged compared to those as of the end of the previous fiscal year due primarily to decreases of ¥715 billion in debentures, ¥388 billion in long-term debt, primarily subordinated borrowings and bonds, and ¥370 billion in short-term borrowings, offset by an increase of ¥1,394 billion in trading account liabilities, primarily short selling Japanese government bonds. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2011 and September 30, 2011:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥12,232	¥10,790	¥(1,442)
Interest-bearing deposits	67,632	68,100	468

Total domestic deposits	79,864	78,890	(974)

Foreign:
Noninterest-bearing deposits	581	608	27
Interest-bearing deposits	8,771	9,464	693

Total foreign deposits	9,352	10,072	720

Total deposits	¥89,216	¥88,962	¥(254)

Deposits decreased by ¥254 billion from March 31, 2011 to ¥88,962 billion as of September 30, 2011. Domestic deposits decreased by ¥974 billion from March 31, 2011 to ¥78,890 billion as of September 30, 2011.

Domestic noninterest-bearing deposits, mainly from Japanese companies, decreased by ¥1,442 billion to ¥10,790 billion as of September 30, 2011, primarily because corporations, mainly large ones, had favored securing increased amounts of cash against the risk of lack of liquidity as a result of the Great East Japan Earthquake, and interest-bearing deposits, mainly from individuals, increased by ¥468 billion. Foreign deposits increased by ¥720 billion from March 31, 2011 to ¥10,072 billion as of September 30, 2011, due mainly to an increase in interest-bearing deposits, primarily as a result of issuance of certificate of deposits, offset in part by the translation impact of the appreciation of the yen.

Debentures

Debentures decreased by ¥715 billion from March 31, 2011 to ¥26 billion as of September 30, 2011. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two banking subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and have been shifting to other sources of financing, including mainly bonds. See “—Liquidity.” As of September 30, 2011, all of the outstanding balance of debentures is attributable to debentures issued by Mizuho Bank.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2011 and September 30, 2011:

	As of						Increase (decrease)
	March 31, 2011			September 30, 2011
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥629	¥—	¥629	¥539	¥—	¥539	¥(90)	¥—	¥(90)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	11,403	10,798	22,201	14,654	10,875	25,529	3,251	77	3,328
Commercial paper	130	72	202	137	71	208	7	(1)	6
Other short-term borrowings	14,817	132	14,949	11,203	132	11,335	(3,614)	0	(3,614)

Total short-term borrowings	¥26,979	¥11,002	¥37,981	¥26,533	¥11,078	¥37,611	¥(446)	¥76	¥(370)

Short-term borrowings decreased by ¥370 billion from the end of the previous fiscal year to ¥37,611 billion as of September 30, 2011. Domestic short-term borrowings decreased by ¥446 billion due mainly to a decrease in other short-term borrowings, primarily short-term borrowings from the central bank, which had increased as of the end of the previous fiscal year as a result of funds-supplying operations of the Bank of Japan with a view to ensuring financial market stability after the Great East Japan Earthquake, offset in part by an increase in payables under securities lending transactions. Foreign short-term borrowings increased by ¥76 billion due primarily to an increase in payables under repurchase agreements, offset in part by the translation impact of the appreciation of the yen.

Equity

The following table shows a breakdown of equity as of March 31, 2011 and September 30, 2011:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥454	¥420	¥(34)
Common stock	5,164	5,417	253
Accumulated deficit	(2,046)	(1,808)	238
Accumulated other comprehensive income, net of tax	105	28	(77)
Treasury stock, at cost	(3)	(13)	(10)

Total MHFG shareholders’ equity	3,674	4,044	370
Noncontrolling interests	362	136	(226)

Total equity	¥4,036	¥4,180	¥144

Equity increased by ¥144 billion from March 31, 2011 to ¥4,180 billion as of September 30, 2011 due mainly to an increase in common stock and a decrease in accumulated deficit, offset in part by decreases in noncontrolling interests and accumulated other comprehensive income, net of tax.

Common stock increased by ¥253 billion from the end of the previous fiscal year to ¥5,417 billion as of September 30, 2011 primarily as a result of the issuance of new shares of common stock related to the share exchanges for turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries of Mizuho Financial Group in September 2011 and through the conversion of preferred stock to common stock. See “—Recent Developments—Others” for a further description of the share exchanges.

Accumulated deficit decreased by ¥238 billion from the end of the previous fiscal year to ¥1,808 billion as of September 30, 2011. This decrease was due primarily to net income of ¥378 billion for the six months ended September 30, 2011, offset in part by dividend payments of ¥140 billion.

Noncontrolling interests decreased by ¥226 billion from the end of the previous fiscal year to ¥136 billion as of September 30, 2011 primarily as a result of turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries of Mizuho Financial Group in September 2011.

Accumulated other comprehensive income, net of tax decreased by ¥77 billion from the end of the previous fiscal year to ¥28 billion as of September 30, 2011 due primarily to decreases in unrealized net gains on available-for-sale securities of ¥47 billion and in foreign currency translation adjustments of ¥25 billion.

Preferred stock decreased by ¥34 billion from the end of the previous fiscal year to ¥420 billion as of September 30, 2011 as a result of the conversion of preferred stock to common stock.

Treasury stock, at cost increased by ¥10 billion from ¥3 billion at the end of the previous fiscal year to ¥13 billion as of September 30, 2011 primarily as a result of the share exchanges for turning Mizuho Trust & Banking, Mizuho Securities and Mizuho Investors Securities into wholly-owned subsidiaries of Mizuho Financial Group in September 2011.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. Our total deposits and debentures decreased by ¥969 billion, or 1.1%, from the end of the previous fiscal year to ¥88,988 billion as of September 30, 2011. As shown in the following table, our average balance of deposits and debentures combined for the six months ended September 30, 2011 exceeded our average balance of loans for the same period by ¥24,475 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Average balance for the six months ended September 30, 2011
(in billions of yen)
Loans	¥63,452	Deposits	¥87,771
		Debentures	156

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures, which were issued mainly to institutional investors, in April 2006 and started to issue senior straight bonds each quarter. We also ceased all new issuances of debentures by Mizuho Bank through its retail branch network in April 2007. The balance of our debentures has been decreasing significantly in recent years as a result.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2011:

As of December 31, 2011
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile(1)	Long-term(2)	Short-term	Financial strength(3)
Mizuho Corporate Bank	A+	A-1	a	A1	P-1	C-
Mizuho Bank	A+	A-1	a	A1	P-1	C-
Mizuho Trust & Banking	A+	A-1	a	A1	P-1	C-

Notes:

(1)	On November 29, 2011, S&P withdrew the bank fundamental strength ratings on our principal banking subsidiaries. Accordingly, “stand-alone credit profiles” are provided for the banking subsidiaries in lieu of bank fundamental strength ratings.
(2)	On August 24, 2011, Moody’s downgraded the long-term deposit and debt ratings of almost all Japanese banks, including those of our principal banking subsidiaries.
(3)	On November 24, 2011, Moody’s upgraded the financial strength ratings on our principal banking subsidiaries from D+ to C-.

We source our funding in foreign currencies primarily from foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, new guidelines were implemented by the Financial Services Agency to comply with the new capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Mizuho Financial Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The new guidelines include the strengthening rules governing trading book capital and the strengthening treatment for certain securitizations in the first pillar.

In December 2010, the Basel Committee issued the Basel III rules text (later revised in June 2011), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The standards will be phased in gradually. Details, including regarding the calculation method for the capital adequacy ratio under the new capital regulations, have yet to be determined. In November 2011, the Financial Stability Board announced policy measures to address systemically important financial institutions (“SIFIs”), which were endorsed by the G20 leaders at the Cannes summit in November 2011. The Common Equity Tier 1 requirement, including the capital conservation buffer, will be 7.0% of risk-weighted assets beginning January 2019. The policy measures include requirements for banks determined to be globally systemically important to have additional loss absorption capacity tailored to the impact of their default, rising from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1. The additional loss absorbency requirements will initially apply to those banks identified in November 2014 as globally systemically important. They will be phased in starting in January 2016 with full implementation by January 2019. Also in November 2011, the Financial Stability Board named an initial group of 29 global systemically important financial institutions (“G-SIFIs”), which included us. The group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. Unless otherwise specified, the regulatory capital information set forth in “—Capital Adequacy” is based on the current Basel II rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2011 and September 30, 2011 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
	(in billions of yen, except percentages)
Tier 1 capital	¥6,170.2	¥6,069.8	¥(100.4)
Tier 2 capital included as qualifying capital	2,103.4	1,895.8	(207.5)
Deductions for total risk-based capital	(362.6)	(350.4)	12.2

Total risk-based capital	¥7,910.9	¥7,615.2	¥(295.7)

Risk-weighted assets	¥51,693.8	¥51,037.6	¥(656.1)
Tier 1 capital ratio	11.93%	11.89%	(0.04)%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	15.30	14.92	(0.38)
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of September 30, 2011 was 14.92%, a decrease of 0.38% compared to March 31, 2011. Our Tier 1 capital ratio as of September 30, 2011 was 11.89%, a decrease of 0.04% compared to March 31, 2011. Our Tier 1 capital ratio as of September 30, 2011 remained generally unchanged from March 31, 2011 due to the similar proportional rate of decreases of Tier 1 capital and risk-weighted assets. The rate of decrease of risk-weighted assets was proportionally smaller compared to the rate of decrease of total risk-based capital, which resulted in the decline in our capital adequacy ratio. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2011.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2011 and September 30, 2011:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥2,181.3	¥2,254.9	¥73.5
Capital surplus	937.6	1,109.7	172.0
Retained earnings	1,132.3	1,249.3	116.9
Minority interest in consolidated subsidiaries	2,269.6	1,938.0	(331.6)
Treasury stock	(3.1)	(12.7)	(9.5)
Dividends, etc.	(140.0)	(76.4)	63.6
Unrealized losses on other securities	(7.0)	(143.9)	(136.9)
Foreign currency translation adjustments	(103.9)	(103.2)	0.6
Other	(96.5)	(145.9)	(49.3)

Total Tier 1 capital	¥6,170.2	¥6,069.8	¥(100.4)

Tier 2 capital:
45% of unrealized gains on other securities	—	—	—
45% of revaluation reserve for land	106.2	104.2	(1.9)
General reserve for possible losses on loans, etc.	4.9	4.7	(0.1)
Debt capital, etc.	1,992.2	1,786.8	(205.4)

Total Tier 2 capital	2,103.4	1,895.8	(207.5)

Tier 2 capital included as qualifying capital	2,103.4	1,895.8	(207.5)

Deductions for total risk-based capital	(362.6)	(350.4)	12.2

Total risk-based capital	¥7,910.9	¥7,615.2	¥(295.7)

Our Tier 1 capital decreased by ¥100.4 billion from ¥6,170.2 billion as of March 31, 2011 to ¥6,069.8 billion as of September 30, 2011. The decrease was due mainly to an increase in unrealized losses on other securities, interim dividend payment and redemptions in June 2011 of non-dilutive preferred securities issued by one of our overseas special purpose companies, offset in part by the increase in retained earnings as a result of net income recorded for the six months ended September 30, 2011.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of September 30, 2011, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,851.6 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of September 30, 2011 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital as of September 30, 2011
	(in billions of yen)
June 2012	¥171.0
June 2014	204.6	(1)
June 2015	452.5
June 2016	445.9	(2)
June 2018	274.5
June 2019	303.0

Notes:

(1)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(2)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,						As of September 30,
	2009		2010		2011		2011
	(in billions of yen, except percentages)
Preferred stock	¥948.6	(1)	¥535.9	(1)	¥453.5	(1)	¥420.1	(1)(2)
Non-dilutive preferred securities	1,886.8		1,937.8		1,919.8		1,851.6
Percentage within Tier 1 capital	75.3%		47.8%		38.4%		37.4%

Notes:

(1)	Excluding treasury stock.
(2)	During the period from October 1, 2011 to December 31, 2011, holders of our eleventh series class XI preferred stock converted 2,800,000 shares (or ¥2.8 billion) by requesting us to acquire the preferred stock and issue common stock to them.

Our Tier 2 capital included as qualifying capital as of September 30, 2011 was ¥1,895.8 billion, a decrease of ¥207.5 billion compared to March 31, 2011. The decrease was due mainly to a net decrease in debt capital.

As a result of the above, together with deductions of ¥350.4 billion, total risk-based capital as of September 30, 2011 was ¥7,615.2 billion, a decrease of ¥295.7 billion compared to March 31, 2011.

Prime Capital

Alongside the regulatory capital requirements supervised by the Financial Services Agency, we calculate and monitor “prime capital” as our important management indicator. Prime capital represents capital items within Tier 1 capital with a stronger capability to absorb losses. Prime capital is calculated as Tier 1 capital less the sum of the preferred securities and preferred stock (excluding mandatory convertible preferred stock), and prime capital ratio is the ratio of prime capital against risk-weighted assets.

Prime capital differs in certain respects from Common Equity Tier 1 as set forth in the Basel III rules text issued by the Basel Committee in December 2010. See “—Capital Adequacy—Regulatory Capital Requirements.”

We believe that the presentation of prime capital provides useful information to investors regarding the registrant’s financial condition because it represents a subset of Tier 1 capital that excludes capital items with relatively weaker loss absorption capabilities, namely preferred securities and preferred stock (other than preferred stock that is mandatorily convertible before the end of the transition period related to Basel III), and thus provides a more useful measure of the adequacy of our capital.

The following table shows a breakdown of our capital items as of March 31, 2011 and September 30, 2011:

	As of
	March 31, 2011	September 30, 2011
	(in billions of yen, except percentages)
Tier 1 capital (i)	¥6,170.2	¥6,069.8
Preferred stock (ii)	453.5	420.1
Mandatory convertible preferred stock (iii)	416.8	383.4
Preferred securities (iv)	1,919.8	1,851.6
Prime capital (i) - (ii) + (iii) - (iv)	4,213.6	4,181.5
Risk-weighted assets	51,693.8	51,037.6
Tier 1 capital ratio	11.93%	11.89%
Prime capital ratio	8.15%	8.19%

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2011 and September 30, 2011:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥38,958.0	¥38,033.8	¥(924.1)
Off-balance-sheet items	8,039.0	8,086.1	47.0

Credit risk assets	46,997.1	46,119.9	(877.1)
Market risk equivalent assets	1,389.2	1,373.1	(16.0)
Operational risk equivalent assets	3,307.4	3,544.5	237.0
Adjusted floor amount	—	—	—

Total	¥51,693.8	¥51,037.6	¥(656.1)

Risk-weighted assets as of September 30, 2011 were ¥51,037.6 billion, representing a decrease of ¥656.1 billion compared to March 31, 2011. Credit risk assets decreased by ¥877.1 billion to ¥46,119.9 billion due mainly to a decrease in our exposure to equity securities as a result of a decline in the fair value of our stock portfolio and a decrease in loans to SMEs. Market risk equivalent assets decreased by ¥16.0 billion to ¥1,373.1 billion. Operational risk equivalent assets increased by ¥237.0 billion to ¥3,544.5 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2011 and September 30, 2011, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2011	September 30, 2011
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	16.10%	15.80%	(0.30)%
Capital adequacy ratio	18.80	18.11	(0.69)

Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	10.38	10.69	0.31
Capital adequacy ratio	14.91	15.05	0.14
BIS standard:
Tier 1 capital ratio	10.10	10.39	0.29
Capital adequacy ratio	14.60	14.73	0.13

Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	12.11	12.55	0.44
Capital adequacy ratio	16.34	16.69	0.35

Note:

(1)	BIS standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the BIS standards is included for reference purposes only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2011.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2011, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 13 “Commitments and contingencies” and note 14 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2011	September 30, 2011
	(in millions of yen)
Assets:
Cash and due from banks	1,884,531	1,031,003
Interest-bearing deposits in other banks	8,239,661	5,253,899
Call loans and funds sold	382,279	270,608
Receivables under resale agreements	7,467,557	7,511,057
Receivables under securities borrowing transactions	6,541,512	6,118,870
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,488,316 million at March 31, 2011 and ¥9,472,541 million at September 30, 2011) (Note 15)	28,105,899	31,438,853
Investments (Notes 3 and 15):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,713,538 million at March 31, 2011 and ¥3,295,440 million at September 30, 2011)	38,548,941	39,710,309
Held-to-maturity securities	1,202,123	1,501,670
Other investments	952,576	858,659
Loans (Notes 4, 5 and 15)	64,689,814	63,770,659
Allowance for loan losses	(734,530)	(697,821)

Loans, net of allowance	63,955,284	63,072,838
Premises and equipment—net	1,114,204	1,086,954
Due from customers on acceptances	73,909	84,770
Accrued income	237,791	222,697
Goodwill (Note 15)	7,610	7,652
Intangible assets	75,767	73,028
Deferred tax assets	854,477	865,376
Other assets (Notes 4 and 15)	2,341,549	2,968,660

Total assets	161,985,670	162,076,903

The following table presents certain assets of consolidated VIEs, which are included in the consolidated balance sheets above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

	March 31, 2011	September 30, 2011
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	3,731	32,075
Interest-bearing deposits in other banks	41,603	3,187
Trading account assets	738,888	746,948
Investments	271,559	208,380
Loans, net of allowance	2,411,836	2,236,554
Other	82,797	156,772

Total assets	3,550,414	3,383,916

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2011	September 30, 2011
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	12,231,712	10,789,801
Interest-bearing deposits	67,631,781	68,100,018
Foreign:
Noninterest-bearing deposits	580,956	608,620
Interest-bearing deposits	8,771,178	9,463,643
Debentures	740,933	25,932
Due to trust accounts	629,396	539,307
Call money and funds purchased	5,095,412	5,426,362
Payables under repurchase agreements	11,498,128	11,292,137
Payables under securities lending transactions	5,607,534	8,810,923
Commercial paper	202,256	208,295
Other short-term borrowings	14,948,691	11,334,770
Trading account liabilities (Note 15)	16,696,406	18,089,783
Bank acceptances outstanding	73,909	84,770
Income taxes payable	15,992	21,072
Deferred tax liabilities	12,860	12,855
Accrued expenses	180,785	171,516
Long-term debt (including liabilities accounted for at fair value of ¥441,425 million at March 31, 2011 and ¥447,829 million at September 30, 2011) (Note 15)	8,953,496	8,565,151
Other liabilities (Note 15)	4,078,889	4,352,197

Total liabilities	157,950,314	157,897,152

Commitments and contingencies (Note 13)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 6)	453,576	420,161
Common stock (Note 6)—no par value, authorized 24,115,759,000 shares at March 31, 2011, and 48,000,000,000 shares at September 30, 2011, and issued 21,782,185,320 shares at March 31, 2011, and 24,013,550,567 shares at September 30, 2011	5,164,160	5,417,082
Accumulated deficit	(2,046,024)	(1,807,753)
Accumulated other comprehensive income, net of tax	104,972	27,389
Less: Treasury stock, at cost—Common stock 5,656,647 shares at March 31, 2011, and 85,754,990 shares at September 30, 2011	(3,197)	(12,713)

Total MHFG shareholders’ equity	3,673,487	4,044,166
Noncontrolling interests	361,869	135,585

Total equity	4,035,356	4,179,751

Total liabilities and equity	161,985,670	162,076,903

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2011	September 30, 2011
	(in millions of yen)
Liabilities of consolidated VIEs:
Commercial paper	172,256	178,295
Other short-term borrowings	1,285	1,293
Trading account liabilities	11,573	20,238
Long-term debt	247,233	203,186
Other	833,094	886,955

Total liabilities	1,265,441	1,289,967

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2010	2011
	(in millions of yen)
Interest and dividend income:
Loans, including fees	477,896	464,832
Investments:
Interest	92,121	81,960
Dividends	36,864	34,108
Trading account assets	105,024	94,300
Call loans and funds sold	2,440	3,308
Receivables under resale agreements and securities borrowing transactions	22,606	18,924
Deposits	3,737	8,542

Total interest and dividend income	740,688	705,974

Interest expense:
Deposits	71,460	64,344
Debentures	3,987	340
Trading account liabilities	19,484	14,680
Call money and funds purchased	4,504	4,200
Payables under repurchase agreements and securities lending transactions	32,811	22,644
Other short-term borrowings	6,843	9,700
Long-term debt	96,613	91,704

Total interest expense	235,702	207,612

Net interest income	504,986	498,362
Provision (credit) for loan losses (Notes 4 and 5)	(4,765)	(6,678)

Net interest income after provision (credit) for loan losses	509,751	505,040

Noninterest income:
Fees and commissions	285,754	275,233
Foreign exchange gains (losses)—net	23,703	68,102
Trading account gains (losses)—net	399,163	259,261
Investment gains (losses)—net (Note 3)	79,996	(39,931)
Gains on disposal of premises and equipment	6,564	9,840
Other noninterest income (Note 12)	44,918	49,520

Total noninterest income	840,098	622,025

Noninterest expenses:
Salaries and employee benefits (Note 11)	279,891	290,699
General and administrative expenses	246,259	238,639
Impairment of goodwill (Note 15)	7,199	—
Occupancy expenses	84,041	80,562
Fees and commission expenses	52,342	56,550
Provision (credit) for losses on off-balance-sheet instruments	(8,268)	(10,024)
Other noninterest expenses (Notes 4 and 12)	53,165	59,313

Total noninterest expenses	714,629	715,739

Income before income tax expense	635,220	411,326
Income tax expense	196,659	38,744

Net income	438,561	372,582
Less: Net income (loss) attributable to noncontrolling interests	16,044	(5,787)

Net income attributable to MHFG shareholders	422,517	378,369

	(in yen)
Earnings per common share (Note 9):
Basic net income per common share	23.68	16.86

Diluted net income per common share	21.57	16.00

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2010	2011
	(in millions of yen)
Preferred stock (Note 6):
Balance at beginning of period	535,971	453,576
Change during period	(13,275)	(33,415)

Balance at end of period	522,696	420,161

Common stock (Note 6):
Balance at beginning of period, previously reported	4,324,705	5,164,160
Cumulative effect of change in accounting principles (Note 14)	334	—
Balance at beginning of period, adjusted	4,325,039	5,164,160
Issuance of new shares of common stock	757,937	—
Issuance of new shares of common stock for stock exchanges (Note 6)	—	244,100
Issuance of new shares of common stock by conversion of preferred stock	13,275	33,415
Gains (losses) on disposal of treasury stock	(1,315)	(25)
Stock-based compensation	477	(1,034)
Change in ownership interest in consolidated subsidiaries	—	(23,534)

Balance at end of period	5,095,413	5,417,082

Accumulated deficit:
Balance at beginning of period, previously reported	(2,325,109)	(2,046,024)
Cumulative effect of change in accounting principles, net of tax (Note 14)	1,382	—
Balance at beginning of period, adjusted	(2,323,727)	(2,046,024)
Net income	422,517	378,369
Dividends declared	(134,966)	(140,098)

Balance at end of period	(2,036,176)	(1,807,753)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities (Note 3):
Balance at beginning of period, previously reported	755,010	514,128
Cumulative effect of change in accounting principles (Note 14)	(6,273)	—
Balance at beginning of period, adjusted	748,737	514,128
Change during period	(225,039)	(46,552)

Balance at end of period	523,698	467,576

Foreign currency translation adjustments:
Balance at beginning of period	(150,204)	(165,028)
Change during period	(17,602)	(25,031)

Balance at end of period	(167,806)	(190,059)

Pension liability adjustments:
Balance at beginning of period	(168,974)	(244,128)
Change during period	4,575	(6,000)

Balance at end of period	(164,399)	(250,128)

Balance at end of period	191,493	27,389

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)—(Continued)

	Six months ended September 30,
	2010	2011
	(in millions of yen)
Treasury stock, at cost:
Balance at beginning of period	(5,184)	(3,197)
Purchases of treasury stock	(1)	(3)
Disposal of treasury stock	1,990	3,805
Effect of stock exchanges (Note 6)	—	(13,318)

Balance at end of period	(3,195)	(12,713)

Total MHFG shareholders’ equity	3,770,231	4,044,166

Noncontrolling interests:
Balance at beginning of period, previously reported	365,803	361,869
Cumulative effect of change in accounting principles (Note 14)	(366)	—
Balance at beginning of period, adjusted	365,437	361,869
Effect of stock exchanges (Note 6)	—	(216,558)
Effect of other increase/decrease in consolidated subsidiaries	(5,372)	19,524
Dividends paid to noncontrolling interests	(4,424)	(20,061)
Net income attributable to noncontrolling interests	16,044	(5,787)
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	(4,416)	(2,473)
Foreign currency translation adjustments attributable to noncontrolling interests	(1,882)	(1,472)
Pension liability adjustments attributable to noncontrolling interests	169	543

Balance at end of period	365,556	135,585

Total equity	4,135,787	4,179,751

Comprehensive income (loss):
Net income	438,561	372,582
Other comprehensive income (loss)	(244,195)	(81,305)

Total comprehensive income	194,366	291,277
Less: Total comprehensive income (loss) attributable to noncontrolling interests	9,915	(9,189)

Total comprehensive income attributable to MHFG shareholders	184,451	300,466

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2010	2011
	(in millions of yen)
Cash flows from operating activities:
Net income	438,561	372,582
Less: Net income (loss) attributable to noncontrolling interests	16,044	(5,787)

Net income attributable to MHFG shareholders	422,517	378,369
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	82,826	80,269
Provision (credit) for loan losses	(4,765)	(6,678)
Investment losses (gains)—net	(79,996)	39,931
Foreign exchange losses (gains)—net	(67,747)	(32,260)
Deferred income tax expense	185,225	17,137
Net change in trading account assets	(3,983,849)	(4,654,087)
Net change in trading account liabilities	1,379,540	1,690,867
Net change in loans held for sale	22,334	6,782
Net change in accrued income	17,425	10,886
Net change in accrued expenses	(34,043)	(461)
Other—net	(87,007)	362,496

Net cash used in operating activities	(2,147,540)	(2,106,749)

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	39,404,646	32,045,451
Proceeds from maturities of available-for-sale securities	6,807,904	10,791,171
Purchases of available-for-sale securities	(43,696,109)	(44,056,520)
Proceeds from maturities of held-to-maturity securities	—	502
Purchases of held-to-maturity securities	(300,310)	(300,143)
Proceeds from sales of other investments	66,088	223,968
Purchases of other investments	(36,139)	(120,455)
Proceeds from sales of loans	160,035	177,606
Net change in loans	(603,524)	29,396
Net change in interest-bearing deposits in other banks	107,630	2,812,053
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(2,254,705)	(229,843)
Proceeds from sales of premises and equipment	66	5,229
Purchases of premises and equipment	(98,166)	(69,861)

Net cash provided by (used in) investing activities	(442,584)	1,308,554

Cash flows from financing activities:
Net change in deposits	252,381	533,176
Net change in debentures	(390,270)	(715,001)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	583,157	4,301,316
Net change in due to trust accounts	(18,309)	(90,089)
Net change in commercial paper and other short-term borrowings	181,698	(3,587,018)
Proceeds from issuance of long-term debt	562,929	470,879
Repayment of long-term debt	(535,505)	(803,019)
Proceeds from noncontrolling interests	1,031	238
Payment to noncontrolling interests	(577)	(107)
Proceeds from issuance of common stock	757,937	5
Proceeds from sales of treasury stock	4	1,719
Purchases of treasury stock	(1)	(3)
Dividends paid	(133,659)	(139,654)
Dividends paid to noncontrolling interests	(4,424)	(20,061)

Net cash provided by (used in) financing activities	1,256,392	(47,619)

Effect of exchange rate changes on cash and due from banks	(10,663)	(7,714)

Net decrease in cash and due from banks	(1,344,395)	(853,528)
Cash and due from banks at beginning of period	3,399,459	1,884,531

Cash and due from banks at end of period	2,055,064	1,031,003

Supplemental disclosure of cash flow information:
Noncash investing activities:
Investment in capital leases	8,079	380
Noncash acquisition of noncontrolling interests in stock exchanges (Note 6)	—	216,558

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 16 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2011.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU No.2010-06”). The ASU provides amendments to ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) that require new disclosures regarding (1) transfers in and out of Levels 1 and 2 and (2) more detailed activity in Level 3. The ASU also provides amendments to ASC 820 that clarify existing disclosures regarding (1) level of disaggregation and (2) inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures related to the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

activity in Level 3, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. ASU No.2010-06 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2010, the FASB issued ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No.2010-20”). The ASU requires disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (3) the changes and reasons for those changes in the allowance for credit losses. The new disclosures required include (1) aging of past due receivables, (2) credit quality indicators, and (3) modifications of financing receivables. It is also required that the certain existing disclosures should be provided on a disaggregated basis. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued ASU No.2011-01, “Receivables (Topic 310)—Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20” (“ASU No.2011-01”) to delay the effective date of the disclosures about troubled debt restructurings for public entities, and in April 2011, it was provided that such disclosure requirements would be effective for interim and annual periods beginning on or after June 15, 2011 in ASU No.2011-02, “Receivables (Topic310)—A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No.2011-02”). ASU No.2010-20 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-28, “Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU No.2010-28”). The ASU requires Step 2 of the impairment test should be performed in circumstances where the carrying amount of a reporting unit is zero or negative and there are qualitative factors that indicate it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU No.2010-28 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-29, “Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU No.2010-29”). The ASU clarifies that, if a reporting entity presents comparative financial statements, the pro forma revenue and earnings of the combined entity should be reported as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. ASU No.2010-29 is an accounting principle which clarifies disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

As described above, in April 2011, the FASB issued ASU No.2011-02, which sets the effective date of certain disclosure requirements which was deferred by ASU No.2011-01. ASU No.2011-02 also clarifies the guidance on a creditor’s evaluation for troubled debt restructurings of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The ASU is effective for the first interim or annual period beginning

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on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The MHFG Group does not expect that the adoption of ASU No.2011-02 will have a material impact on its consolidated results of operations or financial condition.

In April 2011, the FASB issued ASU No.2011-03, “Transfers and Servicing (Topic 860)—Reconsideration of Effective Control for Repurchase Agreements” (“ASU No.2011-03”). The ASU amends the conditions to determine whether a transferor in repurchase agreements (repos) and other similar agreements maintains effective control over the financial assets transferred by removing from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The MHFG Group does not expect that the adoption of ASU No.2011-03 will have a material impact on its consolidated results of operations or financial condition.

In May 2011, the FASB issued ASU No.2011-04, “Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No.2011-04”) in order to improve comparability of fair value measurements presented and disclosed in financial statements prepared with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments in ASU No.2011-04 change the wording to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to align with IFRS. The amendments also clarify the existing fair value measurement and disclosure requirements, which include (1) application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used for Level 3 items. The amendments also change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which include (1) measuring the fair value of financial instruments that are managed within a portfolio, (2) application of premiums and discounts in a fair value measurement and (3) additional disclosures about fair value measurements. The ASU is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2011-04 will have on its consolidated results of operations and financial condition.

In June 2011, the FASB issued ASU No.2011-05, “Comprehensive Income (Topic 220)—Presentation of Comprehensive Income” (“ASU No.2011-05”). The ASU eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU also requires reclassification adjustments from other comprehensive income to net income be presented on the face of financial statements. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. Early adoption is permitted. In December 2011, the FASB issued ASU No.2011-12, “Comprehensive Income (Topic 220)—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05” (“ASU No.2011-12”) to indefinitely defer only those changes in ASU No.2011-05 that relate to the presentation of reclassification adjustments. All other requirements in ASU No.2011-05 are not affected, and entities should continue to report reclassifications out of accumulated other comprehensive income consistent

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with the presentation requirements in effect before ASU No.2011-05. ASU No.2011-05 is an accounting principle which alters disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In September 2011, the FASB issued ASU No.2011-08, “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment” (“ASU No.2011-08”). The ASU permits an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The MHFG Group does not expect that the adoption of ASU No.2011-08 will have a material impact on its consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No.2011-10, “Property, Plant, and Equipment (Topic 360)—Derecognition of in Substance Real Estate—a Scope Clarification” (“ASU No.2011-10”). The ASU clarifies that, even when a reporting entity ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The ASU is effective for fiscal years and interim periods within those years, beginning on or after June 15, 2012. The MHFG Group does not expect that the adoption of ASU No.2011-10 will have a material impact on its consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No.2011-11, “Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities” (“ASU No.2011-11”). The ASU enhances disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset on the statement of financial position or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Under the ASU, entities are required to provide both net and gross information for these financial instruments and derivative instruments in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The ASU is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required retrospectively for all comparative periods presented. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2011-11 will have on its consolidated results of operations and financial condition.

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3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2011 and September 30, 2011 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2011
Available-for-sale securities:
Debt securities:
Japanese government bonds	29,280,682	10,572	78,001	29,213,253
Japanese local gov’t bonds	229,440	2,139	1,410	230,169
U.S. Treasury bonds and federal agency securities	128,507	397	522	128,382
Other foreign gov’t bonds	290,428	331	181	290,578
Agency mortgage-backed securities (Note)	769,182	3,496	7,710	764,968
Residential mortgage-backed securities	753,625	11,358	5,426	759,557
Commercial mortgage-backed securities	509,294	2,961	26,007	486,248
Japanese corporate bonds and other debt securities	3,170,653	41,456	14,581	3,197,528
Foreign corporate bonds and other debt securities	624,877	23,785	2,954	645,708
Equity securities (marketable)	1,918,733	922,649	8,832	2,832,550

Total	37,675,421	1,019,144	145,624	38,548,941

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,200,615	7,361	1,269	1,206,707
Japanese corporate bonds	1,508	5	—	1,513

Total	1,202,123	7,366	1,269	1,208,220

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	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
September 30, 2011
Available-for-sale securities:
Debt securities:
Japanese government bonds	30,852,930	26,476	20,171	30,859,235
Japanese local gov’t bonds	235,375	3,129	105	238,399
U.S. Treasury bonds and federal agency securities	123,962	2,442	84	126,320
Other foreign gov’t bonds	333,427	652	251	333,828
Agency mortgage-backed securities (Note)	968,519	12,724	1,084	980,159
Residential mortgage-backed securities	663,940	9,727	4,200	669,467
Commercial mortgage-backed securities	468,479	3,440	22,412	449,507
Japanese corporate bonds and other debt securities	2,893,900	39,668	13,096	2,920,472
Foreign corporate bonds and other debt securities	556,600	18,837	1,865	573,572
Equity securities (marketable)	1,838,750	740,610	20,010	2,559,350

Total	38,935,882	857,705	83,278	39,710,309

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,500,667	12,025	114	1,512,578
Japanese corporate bonds	1,003	3	—	1,006

Total	1,501,670	12,028	114	1,513,584

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥82,632 million and ¥682,336 million, respectively, at March 31, 2011, and ¥130,033 million and ¥850,126 million, respectively, at September 30, 2011. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2011 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	14,040,420	14,045,463	1,003	1,006
Due after one year through five years	17,502,199	17,510,292	1,500,667	1,512,578
Due after five years through ten years	3,366,248	3,367,812	—	—
Due after ten years	2,188,265	2,227,392	—	—

Total	37,097,132	37,150,959	1,501,670	1,513,584

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The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2011 and September 30, 2011:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2011
Available-for-sale securities:
Debt securities:
Japanese government bonds	17,012,827	54,063	1,284,639	23,938	18,297,466	78,001
Japanese local gov’t bonds	121,689	1,410	—	—	121,689	1,410
U.S. Treasury bonds and federal agency securities	84,209	522	3	—	84,212	522
Other foreign gov’t bonds	148,135	181	—	—	148,135	181
Agency mortgage-backed securities (Note)	520,937	7,710	—	—	520,937	7,710
Residential mortgage-backed securities	40,706	359	251,170	5,067	291,876	5,426
Commercial mortgage-backed securities	1,499	1	355,884	26,006	357,383	26,007
Japanese corporate bonds and other debt securities	1,133,710	13,047	276,244	1,534	1,409,954	14,581
Foreign corporate bonds and other debt securities	116,588	1,324	126,015	1,630	242,603	2,954
Equity securities (marketable)	101,214	8,462	2,154	370	103,368	8,832

Total	19,281,514	87,079	2,296,109	58,545	21,577,623	145,624

Held-to-maturity securities:
Debt securities:
Japanese government bonds	299,022	1,269	—	—	299,022	1,269

Total	299,022	1,269	—	—	299,022	1,269

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	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
September 30, 2011
Available-for-sale securities:
Debt securities:
Japanese government bonds	9,700,774	9,137	950,611	11,034	10,651,385	20,171
Japanese local gov’t bonds	36,137	105	—	—	36,137	105
U.S. Treasury bonds and federal agency securities	8,507	84	—	—	8,507	84
Other foreign gov’t bonds	149,367	251	—	—	149,367	251
Agency mortgage-backed securities (Note)	239,005	905	29,595	179	268,600	1,084
Residential mortgage-backed securities	66,734	833	184,149	3,367	250,883	4,200
Commercial mortgage-backed securities	2,418	276	324,722	22,136	327,140	22,412
Japanese corporate bonds and other debt securities	463,015	11,785	187,142	1,311	650,157	13,096
Foreign corporate bonds and other debt securities	96,660	716	89,418	1,149	186,078	1,865
Equity securities (marketable)	120,699	19,485	2,245	525	122,944	20,010

Total	10,883,316	43,577	1,767,882	39,701	12,651,198	83,278

Held-to-maturity securities:
Debt securities:
Japanese government bonds	99,950	114	—	—	99,950	114

Total	99,950	114	—	—	99,950	114

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥55,327 million and ¥465,610 million, respectively, at March 31, 2011 and ¥32,793 million and ¥235,807 million, respectively, at September 30, 2011. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.

Effective April 1, 2009, the MHFG Group adopted FASB Staff Position (“FSP”) No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which is now included in ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). The FSP amended the other-than-temporary impairment model for debt securities. Under the new model, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. As the

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FSP does not affect the other-than-temporary impairment model for equity securities, equity securities deemed other-than-temporarily impaired are written down to fair value, with the full decline recognized in earnings.

For certain Japanese government bonds held at April 1, 2009 for which an other-than-temporary impairment was previously recognized, the MHFG Group recorded the cumulative effect of initially applying the FSP as a decrease to the beginning balance of Accumulated deficit with a corresponding adjustment to Accumulated other comprehensive loss, net of tax. Considering the factors that the MHFG Group does not intend to sell those securities, it is not more likely than not that the Group will be required to sell them before recovery of their amortized cost basis, and no credit deterioration exists in those securities, ¥99,910 million of other-than-temporary impairment charges previously recorded through earnings are reclassified to Accumulated other comprehensive loss, net of tax (pre-tax amount of ¥141,212 million offset by tax effect of ¥33,775 million and noncontrolling interests of ¥7,527 million).

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at September 30, 2011, are not other-than-temporary, because the Group has no intent to sell nor is it more likely than not the Group will be required to sell those securities before recovery of their amortized costs and the present value of cash flows expected to be collected is not less than the amortized cost basis of the security.

For the six months ended September 30, 2010 and 2011, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥19,292 million and ¥96,573 million, respectively, of which ¥5,504 million and ¥4,460 million, respectively, were on debt securities and ¥13,788 million and ¥92,113 million, respectively, were on equity securities. The other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. The remaining RMBS and CMBS with unrealized losses that were categorized in the same security type with similar credit risks were not considered other-than-temporarily impaired because the MHFG Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, external rating changes and the present values of cash flows expected to be collected. The MHFG Group did not intend to sell them nor was it more likely than not that the Group would be required to sell them before recovery of their amortized cost basis. The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of Japanese equity securities. Certain equity securities were determined not to be other-than-temporarily impaired as the length of time that their fair values were below their costs were reasonably short and/or the impairments were immaterial in amount. No impairment losses were recorded on held-to-maturity securities for the period.

There has been no amount related to credit losses recognized in earnings on debt securities where a portion of other-than-temporary impairment was recognized in other comprehensive income ever since the adoption of the new impairment model for debt securities on April 1, 2009.

For the six months ended September 30, 2010 and 2011, gross realized gains on sales of available-for-sale securities were ¥143,604 million and ¥57,033 million, respectively, and gross realized losses on those sales were ¥18,776 million and ¥13,784 million, respectively.

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Net gains (losses) reclassified out of Accumulated other comprehensive income (“AOCI”) into earnings were ¥86,043 million and ¥(53,325) million, respectively, for the six months ended September 30, 2010 and 2011.

Other investments

The following table summarizes the composition of other investments:

	March 31, 2011	September 30, 2011
	(in millions of yen)
Equity method investments	172,326	170,163
Investments held by consolidated investment companies	285,716	200,165
Other equity interests	494,534	488,331

Total other investments	952,576	858,659

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥15,420 million and ¥15,402 million, at March 31, 2011 and September 30, 2011, respectively. The aggregated market values of those marketable equity securities were ¥20,398 million and ¥18,279 million, respectively.

On September 22, 2010, the MHFG Group converted certain preferred shares of Orient Corporation (“Orico”) into the common shares of Orico. As a result of the effective acquisition of such common shares, the Group’s proportionate share to the total outstanding common shares of Orico increased to 27.1%. Since then, the Group’s investments in Orico have been classified as equity method investments. The Group’s proportionate share as of September 30, 2011 was 25.6%. Retroactive application of the equity method of accounting to the investments in Orico did not have a material effect on the Group’s consolidated results of operations, financial condition, or retained earnings. The Group and a certain third party still hold convertible preferred shares of Orico, and if fully converted, the Group’s proportionate share to the total outstanding common shares of Orico would increase to 58.0%.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies for which it has control either through ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2011 and September 30, 2011 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

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(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in millions of yen)
Domestic:
Manufacturing	7,617,139	7,640,771
Construction and real estate	7,308,324	7,178,343
Services	4,286,744	4,276,532
Wholesale and retail	5,313,766	5,157,386
Transportation and communications	3,228,202	3,265,092
Banks and other financial institutions	3,908,065	3,605,694
Government and public institutions	7,154,049	6,186,023
Other industries (Note)	3,758,540	3,726,369
Individuals:
Mortgage loans	11,436,486	11,236,488
Other	745,065	743,116

Total domestic	54,756,380	53,015,814

Foreign:
Commercial and industrial	6,964,802	7,346,599
Banks and other financial institutions	2,587,531	2,958,556
Government and public institutions	453,066	464,513
Other (Note)	9,662	67,968

Total foreign	10,015,061	10,837,636

Total	64,771,441	63,853,450
Less: Unearned income and deferred loan fees—net	81,627	82,791

Total loans before allowance for loan losses	64,689,814	63,770,659

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

Credit quality information

Under the MHFG Group’s credit risk management, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurrence of losses for individual loan by taking into consideration various factors such as collateral or guarantee involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pool. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

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(Unaudited)—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”):

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is sufficient.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2011 and September 30, 2011:

	Normal obligors				Watch obligors excluding special attention obligors (1)
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)	Impaired loans	Total
	(in millions of yen)
March 31, 2011
Domestic:
Manufacturing	4,136,439	2,230,245	108,053	270,870	511,115	30,536	20,200	309,681	7,617,139
Construction and real estate	2,374,750	3,367,262	714,994	100,301	447,221	38,993	6	264,797	7,308,324
Services	1,908,978	1,737,894	216,879	10,935	268,270	35,884	—	107,904	4,286,744
Wholesale and retail	1,747,661	2,575,281	236,556	76,199	441,637	59,703	137	176,592	5,313,766
Transportation and communications	1,857,583	1,104,179	87,813	305	109,605	14,996	39	53,682	3,228,202
Banks and other financial institutions	2,897,448	783,833	1,963	765	220,569	80	—	3,407	3,908,065
Government and public institutions	7,081,238	—	—	72,811	—	—	—	—	7,154,049
Other industries	1,410,665	196,124	3,318	2,042,711	13,513	655	90,507	1,047	3,758,540
Individuals	—	203,805	11,273,403	239,229	59,371	111,055	4,902	289,786	12,181,551

Total domestic	23,414,762	12,198,623	12,642,979	2,814,126	2,071,301	291,902	115,791	1,206,896	54,756,380

Foreign:
Total foreign	5,015,595	2,754,922	1,717	1,157,535	901,673	82	67,864	115,673	10,015,061

Total	28,430,357	14,953,545	12,644,696	3,971,661	2,972,974	291,984	183,655	1,322,569	64,771,441

September 30, 2011
Domestic:
Manufacturing	4,141,608	2,236,335	117,694	309,036	499,442	25,915	12,975	297,766	7,640,771
Construction and real estate	2,310,063	3,375,795	701,526	124,083	410,724	28,419	842	226,891	7,178,343
Services	2,019,188	1,605,991	224,506	27,355	242,064	32,300	—	125,128	4,276,532
Wholesale and retail	1,699,848	2,478,394	249,278	81,513	400,810	54,664	72	192,807	5,157,386
Transportation and communications	1,796,406	1,228,088	88,077	746	80,270	13,213	16	58,276	3,265,092
Banks and other financial institutions	2,764,149	625,302	1,998	1,190	202,825	113	—	10,117	3,605,694
Government and public institutions	6,086,043	—	—	99,980	—	—	—	—	6,186,023
Other industries	785,008	951,347	3,064	1,883,506	12,096	604	86,390	4,354	3,726,369
Individuals	—	193,745	11,124,339	204,705	51,240	124,342	5,009	276,224	11,979,604

Total domestic	21,602,313	12,694,997	12,510,482	2,732,114	1,899,471	279,570	105,304	1,191,563	53,015,814

Foreign:
Total foreign	5,484,182	2,787,094	2,702	1,397,689	952,230	51	79,439	134,249	10,837,636

Total	27,086,495	15,482,091	12,513,184	4,129,803	2,851,701	279,621	184,743	1,325,812	63,853,450

Notes:

(1)	Special attention obligors are watch obligors with restructured or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK, MHCB, and MHTB constitute Other, since their portfolio segments are not identical to those used by MHBK, MHCB, and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of troubled debt restructuring in accordance with ASC 310, “Receivables” (“ASC 310”). The Group does not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

All of the Group’s impaired loans are designated as nonaccrual loans and thus interest accrual and amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. These policies are applicable to all classes of financing receivables. The table below presents impaired loans information at March 31, 2011 and September 30, 2011.

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized (3)
	(in millions of yen)
March 31, 2011
Domestic:
Manufacturing	294,921	14,760	309,681	363,228	112,080	289,327	4,991
Construction and real estate	203,948	60,849	264,797	345,121	54,752	282,638	4,675
Services	93,168	14,736	107,904	162,080	30,783	149,132	2,297
Wholesale and retail	162,326	14,266	176,592	287,568	63,289	167,998	3,359
Transportation and communications	47,879	5,803	53,682	70,783	21,517	106,822	1,383
Banks and other financial institutions	3,353	54	3,407	10,127	1,388	13,417	95
Other industries	574	473	1,047	3,084	178	1,224	7
Individuals	118,013	171,773	289,786	325,095	11,220	246,913	4,101

Total domestic	924,182	282,714	1,206,896	1,567,086	295,207	1,257,471	20,908

Foreign:
Total foreign	103,104	12,569	115,673	177,032	38,137	117,415	2,173

Total	1,027,286	295,283	1,322,569	1,744,118	333,344	1,374,886	23,081

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized (3)
	(in millions of yen)
September 30, 2011
Domestic:
Manufacturing	286,860	10,906	297,766	350,632	101,418	303,723	2,310
Construction and real estate	161,721	65,170	226,891	292,593	46,010	245,436	1,545
Services	111,738	13,390	125,128	180,221	36,861	116,515	1,298
Wholesale and retail	177,703	15,104	192,807	301,654	70,795	185,000	1,777
Transportation and communications	47,133	11,143	58,276	75,756	18,419	55,979	629
Banks and other financial institutions	10,058	59	10,117	17,182	4,210	6,762	162
Other industries	4,225	129	4,354	7,349	2,760	2,699	28
Individuals	128,661	147,563	276,224	317,399	12,768	283,014	2,579

Total domestic	928,099	263,464	1,191,563	1,542,786	293,241	1,199,128	10,328

Foreign:
Total foreign	111,567	22,682	134,249	180,500	44,881	125,001	884

Total	1,039,666	286,146	1,325,812	1,723,286	338,122	1,324,129	11,212

Notes:

(1)	Amounts also represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is completely corresponded to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans.
(4)	Certain impaired loans information for requiring and not requiring an allowance for loan losses for the fiscal year ended March 31, 2011 have been aggregated to conform to the current period’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2011 and September 30, 2011:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2011
Domestic:
Manufacturing	1,847	2,613	29,306	33,766	7,583,373	7,617,139
Construction and real estate	6,537	8,125	103,607	118,269	7,190,055	7,308,324
Services	3,916	1,836	21,631	27,383	4,259,361	4,286,744
Wholesale and retail	4,662	4,891	30,707	40,260	5,273,506	5,313,766
Transportation and communications	1,151	1,060	7,980	10,191	3,218,011	3,228,202
Banks and other financial institutions	1	8	264	273	3,907,792	3,908,065
Government and public institutions	—	—	—	—	7,154,049	7,154,049
Other industries	100	1	671	772	3,757,768	3,758,540
Individuals	42,851	22,411	137,040	202,302	11,979,249	12,181,551

Total domestic	61,065	40,945	331,206	433,216	54,323,164	54,756,380

Foreign:
Total foreign	8,550	6,224	14,975	29,749	9,985,312	10,015,061

Total	69,615	47,169	346,181	462,965	64,308,476	64,771,441

September 30, 2011
Domestic:
Manufacturing	5,907	322	26,769	32,998	7,607,773	7,640,771
Construction and real estate	8,789	2,767	73,885	85,441	7,092,902	7,178,343
Services	2,513	1,690	15,550	19,753	4,256,779	4,276,532
Wholesale and retail	6,869	1,508	22,085	30,462	5,126,924	5,157,386
Transportation and communications	14,305	216	6,007	20,528	3,244,564	3,265,092
Banks and other financial institutions	2	—	60	62	3,605,632	3,605,694
Government and public institutions	—	—	—	—	6,186,023	6,186,023
Other industries	11	—	393	404	3,725,965	3,726,369
Individuals	49,105	20,028	110,742	179,875	11,799,729	11,979,604

Total domestic	87,501	26,531	255,491	369,523	52,646,291	53,015,814

Foreign:
Total foreign	38	1	7,520	7,559	10,830,077	10,837,636

Total	87,539	26,532	263,011	377,082	63,476,368	63,853,450

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥10,411 million and ¥1,836 million at March 31, 2011 and September 30, 2011, respectively. Valuation losses related to those loans held for sale of ¥1,900 million and ¥495 million were reported in Other noninterest expenses for the six months ended September 30, 2010 and 2011, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Allowance for loan losses

The MHFG Group maintains an appropriate amount of allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal which management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines the debtor as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. The Group charges off the entire balance after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims. This policy is applied to all classes of financing receivables. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan, based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent, when it is probable that the MHFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Group primarily obtains real estate or listed securities as collateral for loans. In obtaining the collateral, the Group evaluates the value of the collateral and its legal enforceability. The Group also conducts subsequent re-evaluations at least once a year. As to real estate, valuation is generally conducted by an appraising subsidiary which is independent from the Group’s loan origination sections using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally retains third-party appraisers to conduct the valuation. As to listed securities, observable market prices are used for valuation.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and for non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) through the most recently available data for the past six years, in the case of normal obligors; and (b) through the most recently available data since April 2002, which is when MHBK and MHCB were newly formed, in the case of watch obligors; and (2) the loss given default through the most recently available data for the past six years.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments, and recent loss experience in particular segments of the portfolio. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In MHBK, MHCB, and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK, MHCB, and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance, and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK, MHCB, and MHTB, such as consolidated VIEs and overseas subsidiaries. Changes in Allowance for loan losses for the six months ended September 30, 2010 and 2011 and their breakdown by portfolio segment for the six months ended September 30, 2011 are shown below.

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2010
Balance at beginning of period				879,433

Provision (credit) for loan losses				(4,765)

Charge-offs				56,936
Less: Recoveries				20,043

Net charge-offs				36,893

Others (2)				(11,823)

Balance at end of period				825,952

Six months ended September 30, 2011
Balance at beginning of period	563,116	151,342	20,072	734,530

Provision (credit) for loan losses	(1,669)	(13,608)	8,599	(6,678)

Charge-offs	31,046	2,685	5,329	39,060
Less: Recoveries	18,596	936	30	19,562

Net charge-offs	12,450	1,749	5,299	19,498

Others (2)	(8,282)	—	(2,251)	(10,533)

Balance at end of period	540,715	135,985	21,121	697,821

Notes:

(1)	Prior impaired loans portfolio segment has been disaggregated into corporate and retail portfolio segments.
(2)	Others include primarily foreign exchange translation.
(3)	Certain Allowance for loan losses booked in subsidiaries other than MHBK, MHCB, and MHTB has been reclassified from other portfolio segment to retail portfolio segment where such allowance is set for loans in retail portfolio segment. The beginning balances for the six months ended September 30, 2011 have been modified to conform to such classification.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2011 and September 30, 2011:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2011
Allowance for loan losses	563,116	151,342	20,072	734,530

of which individually evaluated for impairment	246,622	45,304	8,599	300,525
of which collectively evaluated for impairment	316,494	106,038	11,473	434,005

Loans (2)	47,402,056	13,162,377	4,207,008	64,771,441

of which individually evaluated for impairment	718,058	106,817	51,421	876,296
of which collectively evaluated for impairment	46,683,998	13,055,560	4,155,587	63,895,145

September 30, 2011
Allowance for loan losses	540,715	135,985	21,121	697,821

of which individually evaluated for impairment	233,831	31,350	8,923	274,104
of which collectively evaluated for impairment	306,884	104,635	12,198	423,717

Loans (2)	46,504,260	12,997,087	4,352,103	63,853,450

of which individually evaluated for impairment	664,086	75,249	48,287	787,622
of which collectively evaluated for impairment	45,840,174	12,921,838	4,303,816	63,065,828

Notes:

(1)	Prior impaired loans portfolio segment has been disaggregated into corporate and retail portfolio segments.
(2)	Amounts represent loan balances before deducting unearned income and deferred loan fees.
(3)	Certain Allowance for loan losses booked in subsidiaries other than MHBK, MHCB, and MHTB has been reclassified from other portfolio segment to retail portfolio segment where such allowance is set for loans in retail portfolio segment. The amounts for the fiscal year ended March 31, 2011 have been modified to conform to the current period’s presentation.
(4)	Certain loans are reclassified among portfolio segments as well as among impairment methods. The amounts for the fiscal year ended March 31, 2011 have been modified to conform to the current period’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Preferred and common stock

Preferred stock

The composition of preferred stock at March 31, 2011 and September 30, 2011 is as follows:

March 31, 2011	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	497,866,000
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	497,866,000

September 30, 2011	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (Note)	914,752	1,369,512,000	914,752,000	531,281,200
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	531,281,200

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

Common stock

On September 1, 2011, MHFG exchanged 824,271,984 shares of its common stock for 30.15 percent of the voting equity interests in MHTB, in order to turn MHTB into MHFG’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥95,828 million and the MHFG Group recognized decrease of ¥65,494 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥958 million was adjusted to reflect the change in the ownership interest in MHTB through a corresponding increase in additional paid-in capital.

On September 1, 2011, MHCB exchanged 951,166,005 shares of MHFG’s common stock for 40.80 percent of the voting equity interests in Mizuho Securities Co., Ltd. (“MHSC”), in order to turn MHSC into MHCB’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥110,379 million and the Group recognized increase of ¥38,423 million in additional paid-in capital which reflects the adjustment to the carrying amount of Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥2,178 million was adjusted to reflect the change in the ownership interest in MHSC through a corresponding decrease in additional paid-in capital.

On September 1, 2011, MHBK exchanged 322,928,897 shares of MHFG’s common stock for 46.02 percent of the voting equity interests in Mizuho Investors Securities Co., Ltd. (“MHIS”), in order to turn MHIS into MHBK’s wholly-owned subsidiary. This transaction was accounted for as an equity transaction. The consideration through issuance of common stock was ¥37,497 million and the Group recognized increase of ¥11,599 million in additional paid-in capital which reflects the adjustment to the carrying amount of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Noncontrolling interests. In addition, the carrying amount of Accumulated other comprehensive income of ¥744 million was adjusted to reflect the change in the ownership interest in MHIS through a corresponding increase in additional paid-in capital.

The number of issued shares of common stock at March 31, 2011 and September 30, 2011 was 21,782,185,320 shares and 24,013,550,567 shares, respectively. The increase of 2,231,365,247 shares was due to issuance of new shares for stock exchanges described above (2,109,310,867 shares), conversion of preferred stock by holders (117,306,380 shares) and exercise of stock acquisition rights (4,748,000 shares).

7. Dividends

Dividends on preferred stock and common stock during the six months ended September 30, 2010 and 2011 were as follows:

September 30, 2010	Cash dividends
Class of stock	Per share	In aggregate (Note)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	9,985
Thirteenth series class XIII preferred stock	30	1,101
Common stock	8	123,880

Total		134,966

September 30, 2011	Cash dividends
Class of stock	Per share	In aggregate (Note)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	8,338
Thirteenth series class XIII preferred stock	30	1,101
Common stock	6	130,659

Total		140,098

Note:	Dividends paid on treasury stock are excluded.

8. Regulatory matters

Regulatory capital requirements

MHFG, MHCB, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2011 and September 30, 2011 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2011		September 30, 2011
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,068	4.00	2,042	4.00
Actual	6,170	11.93	6,070	11.89
Total risk-based capital:
Required	4,136	8.00	4,083	8.00
Actual	7,911	15.30	7,615	14.92
MHCB:
Tier 1 capital:
Required	1,125	4.00	1,107	4.00
Actual	4,529	16.10	4,372	15.80
Total risk-based capital:
Required	2,250	8.00	2,213	8.00
Actual	5,287	18.80	5,011	18.11
MHBK:
Tier 1 capital:
Required	457	2.00	447	2.00
Actual	2,375	10.38	2,389	10.69
Total risk-based capital:
Required	915	4.00	894	4.00
Actual	3,411	14.91	3,363	15.05
MHTB:
Tier 1 capital:
Required	98	4.00	99	4.00
Actual	297	12.11	312	12.55
Total risk-based capital:
Required	196	8.00	199	8.00
Actual	400	16.34	414	16.69

Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,025	4.00	1,005	4.00
Actual	4,054	15.82	4,018	15.98
Total risk-based capital:
Required	2,049	8.00	2,011	8.00
Actual	5,212	20.34	5,049	20.08
MHBK:
Tier 1 capital:
Required	442	2.00	430	2.00
Actual	2,329	10.54	2,346	10.91
Total risk-based capital:
Required	884	4.00	860	4.00
Actual	3,318	15.02	3,280	15.25
MHTB:
Tier 1 capital:
Required	96	4.00	98	4.00
Actual	296	12.28	310	12.68
Total risk-based capital:
Required	193	8.00	196	8.00
Actual	399	16.54	412	16.86

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy rules of the Financial Services Agency under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2011, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

9. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	422,517	378,369
Less: Net income attributable to preferred shareholders	—	4,385

Net income attributable to common shareholders	422,517	373,984

Effect of dilutive securities:
Convertible preferred stock	—	3,834
Stock compensation-type stock options	(23)	—

Net income attributable to common shareholders after assumed conversions	422,494	377,818

	Six months ended September 30,
	2010	2011
	(thousands of shares)
Shares:
Weighted average common shares outstanding	17,846,170	22,181,330

Effect of dilutive securities:
Convertible preferred stock (Note)	1,733,964	1,423,805
Stock compensation-type stock options	7,978	8,349

Weighted average common shares after assumed conversions	19,588,112	23,613,484

	Six months ended September 30,
	2010	2011
	(in yen)
Amounts per common share:
Basic net income per common share	23.68	16.86

Diluted net income per common share	21.57	16.00

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

10. Income taxes

The statutory tax rate as of September 30, 2010 and 2011 was 40.69%. The effective tax rates, 30.96% and 9.42% for the six months ended September 30, 2010 and 2011, respectively, differed from the statutory tax rate. The significant difference of the tax rates for the six months ended September 30, 2011 resulted mainly from the decrease in valuation allowance against deferred tax assets.

At September 30, 2011, the MHFG Group had net operating loss carryforwards totaling ¥4,256 billion.

The total amount of unrecognized tax benefits was ¥1,144 million at September 30, 2011, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

A part of unrecognized tax benefits at March 31, 2011 was resolved in the six months period ended September 30, 2011, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

11. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2010 and 2011:

	Six months ended September 30,
	2010	2011
	(in millions of yen)
Service cost-benefits earned during the period	14,051	13,941
Interest costs on projected benefit obligation	12,489	12,034
Expected return on plan assets	(19,991)	(13,967)
Amortization of prior service benefit	(159)	(159)
Amortization of net actuarial loss	7,800	12,797
Special termination benefits	1,985	3,206

Net periodic benefit cost	16,175	27,852

For the six months ended September 30, 2011, a ¥28 billion contribution has been paid to the pension plans. An additional ¥31 billion contribution is expected to be paid during the remainder of the fiscal year ending March 31, 2012 for a total of ¥59 billion.

12. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance on transactions. Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

Notional amount and fair value of derivative contracts

The following table summarizes notional and fair value amounts of derivative instruments outstanding as of March 31, 2011 and September 30, 2011. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement in the consolidated balance sheets as well as the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2011	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	854,186	—	9,964	—	9,541
Foreign exchange contracts	79,757	—	2,845	1	2,464
Equity-related contracts	3,242	—	154	—	150
Credit-related contracts	8,934	—	59	—	39
Other contracts	803	—	104	—	87

Total	946,922	—	13,126	1	12,281

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2011	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	872,948	—	10,340	—	9,878
Foreign exchange contracts	77,551	9	3,274	—	2,790
Equity-related contracts	3,228	—	152	—	144
Credit-related contracts	7,599	—	76	—	47
Other contracts	842	—	63	—	45

Total	962,168	9	13,905	—	12,904

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting arrangements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which amounts were ¥530 billion and ¥323 billion at March 31, 2011, and ¥522 billion and ¥382 billion at September 30, 2011, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

Fair value hedges

The MHFG Group primarily uses bond options to modify exposure to changes in fair value of available-for-sale debt securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2010 and 2011:

	Gains (losses) recorded in income
Six months ended September 30, 2010	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(12)	(36)	—	(48)

Total	(12)	(36)	—	(48)

	Gains (losses) recorded in income
Six months ended September 30, 2011	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(18)	(1)	—	(19)

Total	(18)	(1)	—	(19)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2010 and 2011:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2010		2011
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	22,340	2,684	9,386	402

Total	22,340	2,684	9,386	402

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income (loss) to earnings for the six months ended September 30, 2010 and 2011.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, RMBS, CMBS, collateral loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The change in fair value of those instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2010 and 2011:

	Gains (losses) recorded in income for six months ended September 30,
	2010	2011
	(in millions of yen)
Interest rate contracts (1)	358,439	209,268
Foreign exchange contracts	(120,396)	(85,144)
Equity-related contracts	3,181	28,121
Credit-related contracts (2)	(6,233)	5,190
Other contracts	4,736	3,202

Total	239,727	160,637

Notes:
(1)	The net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	The amounts include the net gain (loss) of ¥(5,962) million and ¥1,542 million on the credit derivatives hedging the credit risk in loans during the six months ended September 30, 2010 and 2011, respectively.

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credit, which substantially offsets its exposure. Thus, the notional amount is not a reliable indicator of the Group’s actual loss exposure.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2011 and September 30, 2011:

	March 31, 2011		September 30, 2011
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written
Investment grade	2,509	—	2,284	(19)
Non-investment grade	1,935	6	1,476	(5)

Total	4,444	6	3,760	(24)

Credit protection purchased	4,520	15	3,874	53

Note:	Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2011 and September 30, 2011:

	Maximum payout/Notional amount
	March 31, 2011	September 30, 2011
	(in billions of yen)
One year or less	1,212	1,391
After one year through five years	3,024	2,248
After five years	208	121

Total	4,444	3,760

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on March 31, 2011 and September 30, 2011 was ¥1,501 billion and ¥1,277 billion, respectively. As the Group has provided ¥1,102 billion and ¥1,019 billion as collateral to the counterparties in its normal course of business on March 31, 2011 and September 30, 2011, respectively, if the contingent features described above were triggered on March 31, 2011 and September 30, 2011, the amount immediately required to settle would be ¥399 billion and ¥258 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

13. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value on the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2011 and September 30, 2011. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2011	September 30, 2011
	(in billions of yen)
Performance guarantees	1,580	1,519
Guarantees on loans	539	491
Guarantees on securities	10	59
Other guarantees	872	919
Guarantees for the repayment of trust principal	249	220
Liabilities of trust accounts	8,144	6,867
Derivative financial instruments	30,567	27,207

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in billions of yen)
Investment grade	1,760	1,819
Non-investment grade	1,241	1,169

Total	3,001	2,988

Note:	Investment grade in the internal rating scale is generally corresponding to BBB- or above in external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2011 and September 30, 2011:

	March 31, 2011	September 30, 2011
	(in billions of yen)
Commitments to extend credit (Note)	50,436	51,788
Commercial letters of credit	465	472

Total	50,901	52,260

Note:	Commitments to extend credit include commitments to invest in securities.

14. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. The Group consolidated certain of these VIEs, in accordance with the new consolidation guidance effective April 1, 2010, where the Group was deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. According to such new consolidation guidance, the MHFG Group additionally consolidated certain VIEs and former qualifying special-purpose entities (“QSPEs”) that had not been consolidated prior to April 1, 2010. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2011 and September 30, 2011:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2011	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,085	—	—
Asset-backed securitizations	511	680	44
Investments in securitization products	94	—	—
Investment funds	684	1,841	266
Trust arrangements and other	176	—	—

Total	3,550	2,521	310

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2011	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	1,910	—	—
Asset-backed securitizations	460	607	34
Investments in securitization products	85	—	—
Investment funds	804	2,130	265
Trust arrangements and other	125	—	—

Total	3,384	2,737	299

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant unconsolidated VIEs, as of March 31, 2011 and September 30, 2011:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2011	September 30, 2011
	(in billions of yen)
Trading account assets	72	47
Investments	201	185
Loans	59	79

Total	332	311

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2011	September 30, 2011
	(in billions of yen)
Trading account liabilities	1	1
Payables under securities lending transactions	23	16

Total	24	17

Maximum exposure to loss	310	299

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities with the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor to debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidated such VIEs.

In a certain securitization transaction where the MHFG Group had transferred mortgage loans to a former QSPE, the Group, as continuing involvement, provides servicing for, holds retained subordinated beneficial interests in, and retains credit exposure in the form of a guarantee in the mortgage loans. Prior to April 1, 2010, this entity had been exempt from consolidation in accordance with the former accounting guidance. With elimination of the concept of QSPEs, the Group consolidated the entity as of April 1, 2010. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through the retained interest and the involvement as a guarantor above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in those VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidated VIEs, where the transactions were tailored by the third party arrangers to meet the Group’s needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the VIEs.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group are provided a deferral from the requirements of SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”) because they meet the criteria in ASU No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). Therefore, these vehicles continue to be evaluated under the requirements of ASC 810 before implementing SFAS No.167.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 13 “Commitments and contingencies” for the balances of guaranteed trust principal unconsolidated at March 31, 2011 and September 30, 2011.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

The Group has determined that, in certain trust arrangements, the adoption of SFAS No.167 is deferred, because they meet the criteria in ASU No.2010-10. These vehicles continue to be evaluated under the requirements of ASC 810 before implementing SFAS No.167.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and sometimes may act as an interest rate swap counterparty, the Group determined that, in this type of VIEs, it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

Securitization

The MHFG Group has had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥121 billion and ¥70 billion as of March 31, 2011, and ¥115 billion and ¥64 billion as of September 30, 2011, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

15. Fair value

Fair value measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Additionally, ASC 820 precludes (1) deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market price is available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2011, there were no material changes made to the Group’s valuation techniques and related inputs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market price is available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquidity exists for securities, the quoted prices are stale or the prices from independent sources vary, such securities are generally classified in Level 3 of the fair value hierarchy. The fair value of foreign currency denominated securitization products such as RMBS, CMBS, and asset-backed securities (“ABS”) is determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, pre-payment rates, and discount rates. In the case that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Among those funds, exchange-traded funds (“ETF”) are classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the MHFG Group has the ability to redeem its investment with the investees at NAV per share at the measurement date or within the near term. Private equity funds and real estate funds measured at NAV per share are generally classified in Level 3, since the Group never has the ability to redeem its investment with the investees at NAV per share, nor can it redeem its investment with the investees at NAV per share at the measurement date or within the near term.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and so are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and so are valued using internal valuation techniques as no quoted market price is available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary with the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement corporate bonds are placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair value of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO is generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

internal process. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts the prices to incorporate the Group’s estimates of key inputs. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters offered by brokers such as cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the MHFG Group validates broker quotes through a review process that includes investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either the recent market transaction or a pricing model that can be corroborated by observable market data.

Other investments, except investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of the identical security, if applicable. Otherwise, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risks are unobservable.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values of those are determined by incorporating the fair values of embedded derivatives primarily derived from the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives. Where fair value accounting has been elected for non-structured notes issued by consolidated VIEs, the fair values of those are determined primarily based upon the fair values of the underlying assets held by consolidated VIEs. Such instruments are classified in Level 3 because the underlying assets held by consolidated VIEs are securitization products classified in Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and September 30, 2011, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2011	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (2):
Japanese government bonds	4,834	128	—	4,962
Japanese local gov’t bonds	—	162	—	162
U.S. Treasury bonds and federal agency securities	2,731	81	—	2,812
Other foreign gov’t bonds	1,140	109	5	1,254
Agency mortgage-backed securities	880	425	—	1,305
Residential mortgage-backed securities	—	1	206	207
Commercial mortgage-backed securities	—	1	50	51
Certificates of deposit and commercial paper	—	1,253	—	1,253
Corporate bonds and other	144	1,211	448	1,803
Equity securities	714	360	96	1,170
Derivatives:
Interest rate contracts	3	9,946	15	9,964
Foreign exchange contracts	2	2,769	74	2,845
Equity-related contracts	20	68	66	154
Credit-related contracts	—	27	32	59
Other contracts	—	—	104	104
Available-for-sale securities:
Japanese government bonds	27,605	1,608	—	29,213
Japanese local gov’t bonds	—	230	—	230
U.S. Treasury bonds and federal agency securities	128	—	—	128
Other foreign gov’t bonds	196	95	—	291
Agency mortgage-backed securities	83	682	—	765
Residential mortgage-backed securities	—	331	429	760
Commercial mortgage-backed securities	—	—	486	486
Japanese corporate bonds and other debt securities	—	2,908	289	3,197
Foreign corporate bonds and other debt securities	34	364	248	646
Equity securities (marketable)	2,741	92	—	2,833
Other investments	26	—	260	286

Total assets at fair value on a recurring basis (3)	41,281	22,851	2,808	66,940

Liabilities:
Trading securities sold, not yet purchased	4,254	161	—	4,415
Derivatives:
Interest rate contracts	1	9,505	35	9,541
Foreign exchange contracts	2	2,422	41	2,465
Equity-related contracts	25	88	37	150
Credit-related contracts	—	32	7	39
Other contracts	1	2	84	87
Long-term debt (4)	—	1	440	441

Total liabilities at fair value on a recurring basis	4,283	12,211	644	17,138

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2011	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (2):
Japanese government bonds	6,587	49	—	6,636
Japanese local gov’t bonds	—	130	—	130
U.S. Treasury bonds and federal agency securities	3,697	107	—	3,804
Other foreign gov’t bonds	886	114	9	1,009
Agency mortgage-backed securities	1,582	305	—	1,887
Residential mortgage-backed securities	—	—	168	168
Commercial mortgage-backed securities	—	—	24	24
Certificates of deposit and commercial paper	—	1,061	—	1,061
Corporate bonds and other	149	1,281	405	1,835
Equity securities	450	439	82	971
Derivatives:
Interest rate contracts	7	10,306	27	10,340
Foreign exchange contracts	2	3,188	93	3,283
Equity-related contracts	28	70	54	152
Credit-related contracts	—	41	35	76
Other contracts	—	—	63	63
Available-for-sale securities:
Japanese government bonds	29,203	1,656	—	30,859
Japanese local gov’t bonds	—	238	—	238
U.S. Treasury bonds and federal agency securities	126	—	—	126
Other foreign gov’t bonds	185	149	—	334
Agency mortgage-backed securities	130	850	—	980
Residential mortgage-backed securities	—	284	386	670
Commercial mortgage-backed securities	—	—	450	450
Japanese corporate bonds and other debt securities	—	2,685	235	2,920
Foreign corporate bonds and other debt securities	12	345	217	574
Equity securities (marketable)	2,463	96	—	2,559
Other investments	—	—	200	200

Total assets at fair value on a recurring basis (3)	45,507	23,394	2,448	71,349

Liabilities:
Trading securities sold, not yet purchased	5,033	153	—	5,186
Derivatives:
Interest rate contracts	2	9,831	45	9,878
Foreign exchange contracts	2	2,744	44	2,790
Equity-related contracts	17	102	25	144
Credit-related contracts	—	44	3	47
Other contracts	—	—	45	45
Long-term debt (4)	—	1	447	448

Total liabilities at fair value on a recurring basis	5,054	12,875	609	18,538

Notes:
(1)	Certain amounts for the fiscal year ended March 31, 2011 have been reclassified to conform to the current period’s presentation.
(2)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(3)	Amounts include the investments measured at NAV per share at March 31, 2011 and September 30, 2011, of ¥729 billion and ¥736 billion, respectively, of which ¥187 billion and ¥189 billion, respectively, are classified in Level 1, ¥482 billion and ¥492 billion, respectively, are classified in Level 2, and ¥60 billion and ¥55 billion, respectively, are classified in Level 3.
(4)	Amounts represent items for which the Group elected the fair value option.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2010 and 2011:

Six months ended September 30, 2010	April 1, 2010	Net realized/ unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, sales, issuances and settlements (8)	September 30, 2010	Change in unrealized gains (losses) still held (7)
	(in billions of yen)
Assets:
Trading securities:
Other foreign gov’t bonds	7	—	(3)	—	(5)	2	—
Residential mortgage-backed securities	200	(14	) (3)	—	(18)	168	(1)
Commercial mortgage-backed securities	63	(4	) (3)	—	(3)	56	—
Corporate bonds and other	564	(8	) (3)	1	46	603	4
Equity securities	86	7	(3)	23	(7)	109	3
Derivatives, net (2):
Interest rate contracts	(17)	—	(3)	—	2	(15)	(2)
Foreign exchange contracts	—	17	(3)	—	1	18	15
Equity-related contracts	38	(8	) (3)	—	3	33	(5)
Credit-related contracts	17	(5	) (3)	—	8	20	2
Other contracts	21	5	(3)	—	(4)	22	2
Available-for-sale securities:
Residential mortgage-backed securities	573	2	(4)	—	(93)	482	(1)
Commercial mortgage-backed securities	650	(7	) (4)	—	(99)	544	(4)
Japanese corporate bonds and other debt securities	522	3	(4)	(30)	(128)	367	—
Foreign corporate bonds and other debt securities	357	(9	) (4)	—	(47)	301	—
Equity securities (marketable)	3	—	(4)	—	—	3	—
Other investments	96	(1	) (5)	—	183	278	—

Liabilities:
Long-term debt	350	(3	) (6)	—	165	518	(6)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Six months ended September 30, 2011	April 1, 2011	Net realized/ unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2011	Change in unrealized gains (losses) still held (7)
	(in billions of yen)
Assets:
Trading securities:
Other foreign gov’t bonds	5	—	(3)	—	19	(15)	—	—	9	(1)
Residential mortgage-backed securities	206	(17	) (3)	—	—	(1)	—	(20)	168	(17)
Commercial mortgage-backed securities	50	(5	) (3)	—	—	(4)	—	(17)	24	(5)
Corporate bonds and other	448	(19	) (3)	—	387	(306)	—	(105)	405	(20)
Equity securities	96	(3	) (3)	(2)	7	(16)	—	—	82	(4)
Derivatives, net (2):
Interest rate contracts	(20)	1	(3)	—	—	—	—	1	(18)	1
Foreign exchange contracts	33	18	(3)	—	—	—	—	(2)	49	17
Equity-related contracts	29	(1	) (3)	—	—	—	—	1	29	(1)
Credit-related contracts	25	5	(3)	—	—	—	—	2	32	10
Other contracts	20	1	(3)	—	—	—	—	(3)	18	(3)
Available-for-sale securities:
Residential mortgage-backed securities	429	(3	) (4)	—	18	—	—	(58)	386	(2)
Commercial mortgage-backed securities	486	3	(4)	—	17	(6)	—	(50)	450	(2)
Japanese corporate bonds and other debt securities	289	—	(4)	—	22	(2)	—	(74)	235	—
Foreign corporate bonds and other debt securities	248	(8	) (4)	—	25	—	—	(48)	217	—
Other investments	260	(6	) (5)	—	4	(4)	—	(54)	200	(6)

Liabilities:
Long-term debt	440	(3	) (6)	—	—	—	38	(34)	447	(3)

Notes:
(1)	Certain amounts for the six months ended September 30, 2010 have been summarized to conform to the current period’s presentation.
(2)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(3)	Realized and unrealized gains (losses) are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(4)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss) .
(5)	Realized and unrealized gains (losses) are reported in Investment gains (losses)—net.
(6)	Realized and unrealized gains (losses) are reported in Other noninterest income (expenses).
(7)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at September 30, 2010 and 2011.
(8)	Due to the application of SFAS No.167, new consolidation guidance for VIEs, Level 3 assets and liabilities increased by ¥233 billion and ¥101 billion, respectively, during the six months ended September 30, 2010, which was reflected as purchases, sales, issuances and settlements on the table.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Significant transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period. There were no significant transfers of assets or liabilities between Level 1 and Level 2 for the six months ended September 30, 2010 and 2011. There were no significant transfers of assets or liabilities between Level 1 or Level 2 and Level 3 for the six months ended September 30, 2010 and 2011.

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2011 and September 30, 2011.

March 31, 2011	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	276	—	—	276	408
Loans held-for-sale	5	—	4	1	6
Other investments	23	5	—	18	26
Goodwill	6	—	—	6	15

Total assets at fair value on a nonrecurring basis	310	5	4	301	455

September 30, 2011	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	234	—	—	234	329
Loans held-for-sale	1	—	—	1	2
Other investments	29	5	—	24	33

Total assets at fair value on a nonrecurring basis	264	5	—	259	364

Loans in the table above have been impaired and measured based on the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items of which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of fair value for items other than above requires significant adjustment based on management judgment and estimation, which leads such items into Level 3.

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair value of the impaired marketable equity method investment is determined by the quoted market price. As the security involved is traded in an active exchange market, this item is classified as Level 1. The fair value of the impaired non-marketable equity securities, which include non-marketable equity method investments, is determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair value of non-marketable equity securities, these items are classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Goodwill in the table above is entirely related to the MHIS operating segment. Due to the decline of quoted market price of MHIS’s common stock, it was determined that the carrying amount of the segment exceeded its fair value as of March 31, 2011 and a goodwill impairment loss was recognized. The fair value of the MHIS operating segment was determined by the quoted market price of its common stock adjusted by the control premium which requires significant management judgment and estimation. Therefore, the item is classified as Level 3.

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option under ASC 825, “Financial Instruments” (“ASC 825”), the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in Accumulated other comprehensive income, net of tax, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥48 billion and ¥43 billion at March 31, 2011 and September 30, 2011, respectively. The net unrealized losses resulting from changes in fair values of those structured notes of ¥4 billion and ¥3 billion were recorded in Other noninterest expenses for the six months ended September 30, 2010 and 2011, respectively.

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The differences between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥12 billion and ¥11 billion at March 31, 2011 and September 30, 2011, respectively. The net unrealized gains (losses) resulting from changes in fair values of those notes of ¥(1) billion were recorded in Trading account gains (losses)—net for the six months ended September 30, 2010. There was no significant change in fair values of those notes during the six months ended September 30, 2011.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. Fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The carrying amounts and fair values of certain financial instruments, excluding the financial instruments outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”), at March 31, 2011 and September 30, 2011 are as follows:

	March 31, 2011		September 30, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	24,516	24,516	20,185	20,185
Trading securities	14,979	14,979	17,525	17,525
Investments	40,037	40,043	41,412	41,424
Loans, net of allowance for loan losses	63,918	64,330	63,040	63,414
Other financial assets	2,653	2,653	3,276	3,276
Derivative financial instruments	13,126	13,126	13,914	13,914

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	35,014	35,014	36,928	36,928
Interest-bearing deposits	76,403	76,354	77,564	77,511
Debentures	741	735	26	26
Trading securities sold, not yet purchased	4,415	4,415	5,186	5,186
Due to trust accounts	629	629	539	539
Commercial paper and other short-term borrowings	15,151	15,151	11,543	11,541
Long-term debt	8,930	9,318	8,544	8,911
Other financial liabilities	4,084	4,084	4,419	4,419
Derivative financial instruments	12,282	12,282	12,904	12,904

Following is a description of valuation methodologies used for estimating fair value for financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥495 billion and ¥488 billion at March 31, 2011 and September 30, 2011, respectively, are not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent.

Other financial assets

The carrying value of other financial assets, such as accrued interest receivable and accounts receivable from brokers, dealers, and customers for securities transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Debentures

Debentures are fair valued using quoted market prices, if available. Otherwise, the fair value of debentures is estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

Commercial paper and other short-term borrowings

The carrying value of the majority of short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates with similar maturities.

Other financial liabilities

The fair value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the carrying amounts.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2011 and September 30, 2011.

16. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income before income tax expense under U.S. GAAP.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(2) International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities, and individuals.

(5) Others

This segment consists of MHCB’s subsidiaries other than MHSC, but includes MHSC’s subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The Global Retail Group

MHBK

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services mainly to individuals, small and medium enterprises (“SMEs”) and middle-market corporations through its domestic branches and ATM network.

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

(7) Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

(8) Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

(9) MHIS

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

(10) Others

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

(12) Others

This segment includes companies other than MHTB that are a part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd., which is an equity-method affiliate, and Mizuho Private Wealth Management Co., Ltd. They offer products and services related to trust and custody, asset management, and private banking.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(13) Others

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

The information below for reportable segments is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
		MHCB							MHBK
Six months ended September 30, 2010	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:
Net interest income (expense)	230.4	204.8	88.5	41.7	74.6	(4.5)	30.1	307.3	285.9	123.1	133.5	29.3	0.3	21.1	20.8	20.3	0.5	(5.0)	553.5
Net noninterest income (expenses)	321.1	192.4	55.8	22.9	113.7	95.6	33.1	163.5	135.8	16.2	62.8	56.8	24.4	3.3	64.0	41.8	22.2	(5.4)	543.2

Total	551.5	397.2	144.3	64.6	188.3	91.1	63.2	470.8	421.7	139.3	196.3	86.1	24.7	24.4	84.8	62.1	22.7	(10.4)	1,096.7
General and administrative expenses	235.3	116.5	44.9	32.8	38.8	80.7	38.1	303.9	279.4	120.8	112.7	45.9	20.3	4.2	60.0	40.0	20.0	(6.5)	592.7
Others	(28.3)	—	—	—	—	—	(28.3)	(8.0)	—	—	—	—	—	(8.0)	(0.9)	—	(0.9)	(1.8)	(39.0)

Net business profits (losses)	287.9	280.7	99.4	31.8	149.5	10.4	(3.2)	158.9	142.3	18.5	83.6	40.2	4.4	12.2	23.9	22.1	1.8	(5.7)	465.0

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
		MHCB							MHBK
Six months ended September 30, 2011	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:
Net interest income (expense)	227.3	190.0	83.4	44.7	61.9	(2.9)	40.2	291.7	272.6	121.3	128.6	22.7	0.4	18.7	21.9	21.4	0.5	(5.7)	535.2
Net noninterest income	244.5	157.7	57.8	29.8	70.1	63.8	23.0	135.0	109.6	15.4	58.2	36.0	21.0	4.4	64.4	40.9	23.5	11.4	455.3

Total	471.8	347.7	141.2	74.5	132.0	60.9	63.2	426.7	382.2	136.7	186.8	58.7	21.4	23.1	86.3	62.3	24.0	5.7	990.5
General and administrative expenses	229.2	116.8	44.8	32.3	39.7	76.8	35.6	303.1	276.3	120.1	110.3	45.9	20.5	6.3	59.5	39.6	19.9	7.0	598.8
Others	(26.3)	—	—	—	—	—	(26.3)	(7.4)	—	—	—	—	—	(7.4)	(0.9)	—	(0.9)	(5.7)	(40.3)

Net business profits (losses)	216.3	230.9	96.4	42.2	92.3	(15.9)	1.3	116.2	105.9	16.6	76.5	12.8	0.9	9.4	25.9	22.7	3.2	(7.0)	351.4

Notes:

(1)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(2)	Certain items previously recorded in “General and administrative expenses” are now reported as “Net noninterest income” under Japanese GAAP. Certain amounts for the prior period have been reclassified to conform to the current period’s presentation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income.

A reconciliation of total net business profits under the internal management reporting system for the six months ended September 30, 2010 and 2011 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2010	2011
	(in billions of yen)
Net business profits	465.0	351.4

U.S. GAAP adjustments	161.6	146.1
(Provision) credit for loan losses	4.8	6.7
Net gains related to equity investments	20.4	(77.2)
Non-recurring personnel expense	(12.1)	(13.6)
Gains on disposal of premises and equipment	6.6	9.8
(Provision) credit for losses on off-balance-sheet instruments	8.3	10.0
Others—net	(19.4)	(21.9)

Income before income tax expense	635.2	411.3

17. Subsequent events

Memorandum of understanding on merger between MHBK and MHCB

MHFG, MHBK and MHCB determined, at their respective meetings of the board of directors held on November 14, 2011, to conduct a merger between MHBK and MHCB, and signed a memorandum of understanding for the further consideration and discussion of the details. The main purpose of the merger is to provide directly and promptly diverse and functional financial services to both MHBK and MHCB customers, to improve customer services by further enhancing group collaboration among the banking, trust and securities functions, and to realize further enhancement of the integration of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.

Approval of Corporate Tax Bills

On November 30, 2011, the National Diet of Japan approved two bills affecting the statutory tax rates of MHFG and its domestic subsidiaries. As a result, the statutory tax rates concerning MHFG’s tax returns for the fiscal years ending March 31, 2013 to 2015 and for the fiscal years ending March 31, 2016 and thereafter will be reduced to 38.01% and 35.64%, respectively, from the current rate of 40.69%. Since almost all the balance of net deferred tax assets of ¥853 billion at September 30, 2011 belongs to the domestic entities, the MHFG Group expects that the tax rate reductions will decrease the Group’s balance of net deferred tax assets. The one-time change of the balance of net deferred tax assets will be recognized in Income tax expense in the fiscal year ending March 31, 2012, though its reasonable estimate is currently impracticable, because the balance of deductible temporary differences or the realizability of deferred tax assets as of March 31, 2012 is not readily determinable. The Group will evaluate the impact of the tax rate reductions in the process of preparing its financial statements for the fiscal year ending March 31, 2012.